UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JOHN T. CAHILL
CHAIRMAN OF THE BOARD

W. ANTHONY VERNON
DIRECTOR AND CHIEF EXECUTIVE OFFICER

KRAFT FOODS GROUP, INC.
THREE LAKES DRIVE
NORTHFIELD, ILLINOIS 60093

March 14, 2014

Dear Fellow Shareholders:

We are pleased to invite you to our 2014 Annual Meeting of Shareholders on Tuesday, May 6, 2014 at 8:30 a.m. CDT at The Glen Club located at 2901 West Lake Avenue, Glenview, Illinois 60026.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement provide details about the meeting, including instructions on registering ahead of time in order to attend the meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by telephone, by Internet or by signing, dating and returning your proxy card by mail. You may also vote in person at the Annual Meeting.

On behalf of the Board of Directors and Kraft's management, thank you for your commitment to Kraft.

Sincerely,

John T. Cahill

Tony Vernon

KRAFT FOODS GROUP, INC.
Three Lakes Drive
Northfield, Illinois 60093

NOTICE OF 2014 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE:	8:30 a.m. CDT on Tuesday, May 6, 2014.
PLACE:	The Glen Club 2901 West Lake Avenue Glenview, Illinois 60026
ITEMS OF BUSINESS:	(1) To elect the four directors named in the Proxy Statement to one-year terms expiring in 2015; (2) To hold an advisory vote to approve executive compensation; (3) To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2014; (4) To vote on six shareholder proposals, if properly presented at the meeting; and (5) To transact any other business properly presented at the meeting.
WHO MAY VOTE:	Shareholders of record at the close of business on March 3, 2014.
WHO MAY ATTEND:	If you would like to attend the Annual Meeting, you must be a shareholder on the record date and obtain an admission ticket in advance. For details on attending the Annual Meeting, see Question 19 on page 80 of the Proxy Statement.
DATE OF DISTRIBUTION:	We mailed our Notice of Internet Availability of Proxy Materials on or about March 14, 2014. For shareholders who previously elected to receive a paper copy of the proxy materials, we mailed the Proxy Statement, our Annual Report on Form 10-K for the year ended December 28, 2013 and the proxy card on or about March 14, 2014.

March 14, 2014

Kim K. W. Rucker
Executive Vice President, Corporate & Legal
Affairs, General Counsel and Corporate
Secretary

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2014**

Kraft Foods Group, Inc.'s Proxy Statement and Annual Report on Form 10-K
are available at *http://materials.proxyvote.com/50076Q*

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This is not a complete description, and you should read the entire Proxy Statement carefully before voting.

ANNUAL MEETING

Time and Date	8:30 a.m. CDT on Tuesday, May 6, 2014
Place	The Glen Club, 2901 West Lake Avenue, Glenview, Illinois 60026
Record Date	March 3, 2014
Voting	Shareholders as of the record date are entitled to one vote per share on each matter to be voted upon at the 2014 Annual Meeting of Shareholders (the "Annual Meeting").
Attendance	If you plan to attend the meeting, you must be a shareholder of record on the record date and obtain an admission ticket in advance as described in Question 19 on page 80 of this Proxy Statement.

VOTING PROPOSALS AND BOARD RECOMMENDATION

Proposal	Board Recommendation	Page Reference
Proposal 1 – Election of Directors	For all nominees	3
Proposal 2 – Advisory Vote to Approve Executive Compensation	For	12
Proposal 3 – Ratification of the Selection of PricewaterhouseCoopers LLP as Independent Auditors for 2014	For	12
Proposal 4 – Shareholder Proposal: Cessation of the Use of Corporate Funds for Political Purposes	Against	64
Proposal 5 – Shareholder Proposal: Application of Corporate Values in Political Contributions	Against	66
Proposal 6 – Shareholder Proposal: Non-Recyclable Brand Packaging Report	Against	68
Proposal 7 – Shareholder Proposal: Sustainable Forestry Report	Against	70
Proposal 8 – Shareholder Proposal: Proposal Regarding Cattle Dehorning	Against	72
Proposal 9 – Shareholder Proposal: Laudatory Resolution Supporting Kraft's Animal Welfare Actions	For	74

GOVERNANCE SUMMARY

We believe that strong corporate governance is essential to our long-term success, and governance practices should be dynamic and evolve as our company changes. Led by the Governance Committee, our Board plays a crucial role in providing strategic direction on our corporate governance practices and takes a thoughtful and tailored approach to corporate governance. We also regularly undertake constructive dialogue with shareholders on a wide range of topics, including compensation and governance matters. Among Kraft's important governance features are the following:

- Short-term staggered Board to facilitate smooth transition to an independent public company
- Transition to annual election of all directors commencing in 2015
- Policy against hedging, short sales and pledging of Kraft stock
- Majority voting policy
- Annual Board and Committee self-evaluations
- Strong Board involvement in oversight of risk management

- Average Board meeting attendance of 96%
- Board makeup highlighted by strong leadership, diversity and experience
- Independent Lead Director
- Regular executive sessions of independent directors
- Deferred shares for directors and strong stock ownership guidelines
- Annual acknowledgement of Code of Business Conduct and Ethics for Non-Employee Directors

BOARD OF DIRECTORS

The table below provides summary information about each director nominee and all other current directors as of March 10, 2014.

Name	Age	Director Since	Occupation and Experience	Independent	Audit	Comp	Gov
Abelardo E. Bru	65	2012	Former Vice Chairman, PepsiCo, Inc.	Yes	X		
John T. Cahill	56	2012	Chairman, Kraft Foods Group, Inc.	No			
L. Kevin Cox*	50	2012	Chief Human Resources Officer, American Express Company	Yes		Chair	X
Myra M. Hart*	73	2012	Professor, Harvard Business School (Retired)	Yes		X	
Peter B. Henry*	44	2012	Dean, Leonard N. Stern School of Business, New York University	Yes	X		X
Jeanne P. Jackson	62	2012	President, Product and Merchandising, Nike, Inc.	Yes	X		
Terry J. Lundgren*	61	2012	Chairman, President and CEO, Macy's, Inc.	Yes		X	X
Mackey J. McDonald	67	2012	Senior Advisor, Crestview Partners	Yes		X	Chair
John C. Pope	64	2012	Chairman, PFI Group, LLC	Yes	Chair		
E. Follin Smith	54	2012	Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Constellation Energy Group, Inc.	Yes	X		X
W. Anthony Vernon	58	2009	Chief Executive Officer, Kraft Foods Group, Inc.	No			

* Director nominee for term expiring at our 2015 annual meeting.

EXECUTIVE COMPENSATION SUMMARY

We ask, on an annual basis, our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers (as defined in the "Compensation Discussion and Analysis" beginning on page 29 (the "CD&A")). This "say-on-pay" vote is not intended to address any specific item of our compensation program, but rather to address our overall approach to the compensation of our Named Executive Officers as described in this Proxy Statement. At our 2013 annual meeting, the say-on-pay vote was approved by approximately 97% of the shares voting on the matter. The Board, primarily through the Compensation Committee, spends considerable effort defining and overseeing Kraft's executive compensation program. Our compensation philosophy is rooted in maintaining a strong relationship between pay and performance. It aligns our compensation programs to the achievement of short- and long-term financial and strategic objectives. Our key executive compensation practices include the following:

- High percentage of compensation is variable and is at risk
- Target pay is at or near the median of our compensation benchmarking group
- High stock ownership guidelines and holding requirements
- Balanced mix between short-term and long-term incentives
- Limited perquisites

- "Double Trigger" for all change in control benefits
- Performance targets set at challenging levels
- A balance of corporate and business unit weighting and performance metrics in incentive targets
- Annual compensation risk assessments
- Clawback policies

Please read the CD&A beginning on page 29 and "Executive Compensation Tables" beginning on page 49 for additional details about our executive compensation programs, including information about our Named Executive Officers' fiscal year 2013 compensation.

COMPANY PROPOSALS

PROPOSAL 1: ELECTION OF DIRECTORS

The Governance Committee of our Board of Directors is responsible for identifying, evaluating and recommending to the Board nominees for election at the Annual Meeting. As discussed under "— Director Nomination and Qualification" below, the Governance Committee has implemented a robust identification and evaluation process to ensure that our Board is composed of highly-qualified directors.

The Board consists of 11 members. To facilitate a smooth transition of Kraft to an independent public company following our 2012 spin-off (the "Spin-Off") from Mondelēz International, Inc. ("Mondelēz International"), until our 2015 annual meeting, our Board is divided into three classes. Our Class I Directors (Mr. Bru, Ms. Jackson and Ms. Smith) were elected in 2013 for terms expiring in 2015. Our Class II Directors (Mr. Cox, Dr. Hart, Dr. Henry and Mr. Lundgren) are the nominees for election at the Annual Meeting for terms expiring in 2015. Our Class III Directors (Mr. Cahill, Mr. McDonald, Mr. Pope and Mr. Vernon) also have terms expiring in 2015. Therefore, our full Board will be up for election in 2015, and our Amended and Restated Articles of Incorporation provide that, from and after the election of directors at the 2015 annual meeting, the Board will no longer be classified and each director will be elected for a one-year term expiring at the next annual meeting.

Director Nomination and Qualification

The Governance Committee relies on nominee suggestions from the directors, shareholders, management and others. From time to time, the Governance Committee may retain executive search and board advisory firms to assist in identifying and evaluating potential nominees.

Each of the current directors, other than Mr. Vernon, our Chief Executive Officer ("CEO"), joined the Board in connection with the Spin-Off and was appointed by our former parent, Mondelēz International, based upon the recommendation of Mondelēz International's nominating and governance committee. In connection with the Spin-Off, Mondelēz International's board of directors retained Heidrick & Struggles to assist in the search and recruitment of directors to serve on our Board, leading to the appointments of Messrs. Bru and Cox and Mses. Jackson and Smith to our Board.

General Qualifications

The Board believes all directors should possess certain personal characteristics, including integrity, sound business judgment and vision, to serve on our Board. We believe these characteristics are necessary to establish a competent, ethical and well-functioning Board that best represents the interests of our business, shareholders, employees, business partners and consumers. Under our Corporate Governance Guidelines (the "Guidelines"), when evaluating the suitability of individuals for nomination, the Governance Committee takes into account many factors. These include: the individual's general understanding of the varied disciplines relevant to the success of a large, publicly traded company in today's business environment; understanding of Kraft's businesses and markets; professional expertise and educational background; and other factors that promote diversity of views and experience. The Governance Committee also considers an individual's ability to devote sufficient time and effort to fulfill his or her Kraft responsibilities, taking into account the individual's other commitments. In addition, the Board considers whether an individual meets various independence requirements, including whether his or her service on boards and committees of other organizations is consistent with our conflicts of interest policy.

When determining whether to recommend a director for re-election, the Governance Committee also considers the director's attendance at Board and committee meetings and participation in, and contributions to, Board and committee activities. In addition, under the Guidelines, the Committee generally will not recommend, and the Board will not approve, the nomination for re-election of an independent director who has reached the age of 75. However, if the Board determines that the director's nomination for re-election is in our shareholders' best interests, the Committee may recommend, and the Board may approve, the director's nomination for re-election.

Diversity

The Guidelines provide that the Governance Committee will consider factors that promote diversity of views and experience when evaluating the suitability of individuals for nomination. While we have no formal written policy regarding what specific factors would create a diversity of views and experience, the Governance Committee believes that diversity offers a significant benefit to the Board and Kraft, as varying viewpoints contribute to a more informed and effective decision-making process. The Governance Committee seeks broad experience in relevant industries, professions and areas of expertise important to our operations, including manufacturing, marketing, technology, finance and accounting, academia, law and government.

As shown in the tables below, our current directors, including our four nominees, have varied experiences, backgrounds and personal characteristics, which ensure that the Board will have diverse viewpoints, enabling it to effectively represent our business, shareholders, employees, business partners and consumers:

- 6 directors are current or former presidents or chief executive officers of large, complex enterprises;
- 8 directors currently hold or held key positions at major consumer products or retail companies, including food and beverage companies;
- 6 directors have significant financial and accounting backgrounds;
- 2 directors are current or former professors at leading academic institutions;
- 3 directors are women;
- 1 director is African-American;
- 1 director is Hispanic; and
- the age range for the directors is 44 – 73.

Individual Skills and Experience

When evaluating potential director nominees, the Governance Committee considers each individual's professional expertise and educational background in addition to the general qualifications. The Governance Committee evaluates each individual in the context of the Board as a whole. The Governance Committee works with the Board to determine the appropriate mix of backgrounds and experiences that would establish and maintain a Board that is strong in its collective knowledge, allowing the Board to fulfill its responsibilities and best perpetuate our long-term success and represent our shareholders' interests. To help the Governance Committee determine whether director nominees qualify to serve on our Board and would contribute to the Board's current and future needs, director nominees complete questionnaires regarding their backgrounds, qualifications, skills and potential conflicts of interest. Additionally, the Governance Committee conducts annual evaluations of the Board, the Board's committees and individual directors that assess the experience, skills, qualifications, diversity and contributions of each individual and of the group as a whole.

The Governance Committee regularly communicates with the Board to identify characteristics, professional experience and areas of expertise that will help meet specific Board needs, including:

- *consumer products and retail industry knowledge*, which is vital in understanding and reviewing our strategy;

- *significant operating experience as current or former executives*, which gives directors specific insight into, and expertise that will foster active participation in, the development and implementation of our operating plan and business strategy;

- *leadership experience*, as directors who have served in significant leadership positions possess strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

- *accounting and financial expertise*, which enables directors to analyze our financial statements, capital structure and complex financial transactions and oversee our accounting and financial reporting processes;

- *product development and marketing experience in complementary industries*, which contributes to our identification and development of new food and beverage products and implementation of marketing strategies that will improve our performance;

- *public company board and corporate governance experience at large publicly traded companies*, which provides directors with a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board and protection of shareholder interests; and

- *academic and research experience*, which brings to the Board strong critical thinking and verbal communications skills as well as a greater diversity of views and backgrounds.

The following table highlights each director's specific skills, knowledge and experiences. A particular director may possess additional skills, knowledge or experience even though they are not indicated below.

Director	Industry	Leadership	Operating	Accounting and Financial	Product Development and Marketing	Public Company Board/ Corporate Governance	Academic and Research
Abelardo E. Bru	√	√	√	√	√	√	
John T. Cahill	√	√	√	√	√	√	
L. Kevin Cox*	√	√	√			√	
Myra M. Hart*	√	√	√		√	√	√
Peter B. Henry*		√		√			√
Jeanne P. Jackson	√	√	√	√	√	√	
Terry J. Lundgren*	√	√	√		√	√	
Mackey J. McDonald	√	√	√			√	
John C. Pope		√	√	√	√	√	
E. Follin Smith		√	√	√		√	
W. Anthony Vernon	√	√	√		√	√	

---

* Director nominees for terms expiring at our 2015 annual meeting.

The Board believes that all the directors, including the four director nominees, are highly qualified. As the table above and directors' biographies below show, the directors have significant leadership and professional experience, knowledge and skills that qualify them for service on our Board. As a group they represent diverse views, experiences and backgrounds. All directors satisfy the criteria set forth in our Guidelines and possess the characteristics that are essential for the proper and effective functioning of the Board.

2014 Director Nominees and Continuing Directors

In February 2014, the Governance Committee recommended, and the Board nominated, each of the four Class II Director nominees listed below for election at the Annual Meeting. The four nominees are standing for election as directors to hold office for a one-year term expiring in 2015 or until his or her successor has been duly elected and qualified.

The following table presents information regarding each Class II Director nominee and the current Class I and Class III Directors as of March 10, 2014, including information about each director's professional experience, public company directorships held, educational background and qualifications.

The persons named as proxies in the proxy card or electronic voting form will vote the shares represented by the proxy card or electronic voting form FOR or AGAINST the director nominees or ABSTAIN from voting, as instructed in the proxy card or electronic voting form. If a director nominee should become unavailable to serve as a director, an event that we do not anticipate occurring, the persons named as proxies intend to vote the shares for the person whom the Board may designate to replace that nominee. In lieu of naming a substitute, the Board may reduce the number of directors on our Board.

THE BOARD RECOMMENDS SHAREHOLDERS VOTE FOR EACH NOMINEE.

2014 DIRECTOR NOMINEES – CLASS II DIRECTORS – TO BE ELECTED FOR TERMS EXPIRING IN 2015



L. Kevin Cox

Chief Human Resources Officer, American Express Company

Director since October 2012

Committees:

- Chair, Compensation
- Governance

Age: 50

Professional Experience:
Mr. Cox has served as Chief Human Resources Officer of American Express Company, a global provider of payment solutions and travel-related services for consumers and businesses, since April 2005. Prior to that, he spent 16 years at PepsiCo, Inc., a food and beverage company, and The Pepsi Bottling Group, Inc., a beverage manufacturing company, where he served in a variety of leadership positions in strategy, business development, technology and human resources.

Education:
Mr. Cox received a Bachelor's Degree from Marshall University and a Master of Labor and Industrial Relations from Michigan State University.

Public Company Boards:
Mr. Cox currently serves as a director of The Corporate Executive Board Company, and he was formerly a director of The Chefs' Warehouse, Inc. and Virgin Mobile USA, Inc.

Director Qualifications:
- Leadership and Operating experience – current senior executive for a large public company and formerly held leadership positions in strategy, business development, technology and human resources at global food and beverage companies.
- Industry Knowledge – 16 years of experience in various leadership positions at global food and beverage companies.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.



Myra M. Hart

Professor, Harvard Business School (Retired)

Director since October 2012

Committee:

- Compensation

Age: 73

Professional Experience:
Dr. Hart joined the faculty of the Harvard Business School in 1995 as a professor of management practice and retired to its senior faculty in 2008. From 1985 until 1990, Dr. Hart was a member of the team that founded Staples, Inc., an office products retailer, leading operations, strategic planning and growth implementation in new and existing markets. Prior to that, she was Director of Marketing for Star Market, a division of SuperValu Inc., a U.S. grocery retailer, from 1983 to 1985.

Education:
Dr. Hart received a Bachelor's Degree from Cornell University and a Master of Business Administration and a Doctor of Business Administration from Harvard University.

Public Company Boards:
Dr. Hart was formerly a director of Mondelēz International, Office Depot Inc., Royal Ahold N.V. and Summer Infant, Inc.

Director Qualifications:
- Leadership and Operating experience – founding officer of a global office products company.
- Industry Knowledge and Marketing experience – former Director of Marketing of a division of a large U.S. grocery company and former director of a global supermarket company.
- Public Company Board and Corporate Governance experience – service as a director of several public companies.
- Academic experience – retired professor of management practice at a leading business school.



Peter B. Henry

Dean, Leonard N. Stern School of Business, New York University

Director since October 2012

Committees:

- Audit
- Governance

Age: 44

Professional Experience:
Dr. Henry has served as Dean of the Leonard N. Stern School of Business at New York University since January 2010. Prior to that, Dr. Henry had served on the faculty at Stanford University since 1997, where he served as the Konosuke Matsushita Professor of International Economics, the John and Cynthia Fry Gunn Faculty Scholar, the Associate Director of the Stanford Center for Global Business and the Economy from 2008 to 2009, a Professor of Economics from 2007 to 2008 and a Tenured Associate Professor of Economics from 2005 to 2007.

Education:
Dr. Henry received a Bachelor's Degree in Economics from the University of North Carolina at Chapel Hill; a Bachelor's Degree in Mathematics from Oxford University; and a Doctor of Philosophy in Economics from Massachusetts Institute of Technology.

Public Company Boards:
Dr. Henry was formerly a director of Mondelēz International.

Director Qualifications:
- Leadership experience and Financial expertise – Dean of a leading business school and associate director of a global business center; served in governmental advisory roles, including leadership of President Obama's Transition Team's review of international lending agencies and an economic advisor to governments in developing markets.
- Academic and Research experience – Dean and professor of economics at leading business schools and member of economic research and foreign relations organizations.



Terry J. Lundgren

Chairman, President and Chief Executive Officer, Macy's, Inc.

Director since October 2012

Committees:

- Compensation
- Governance

Age: 61

Professional Experience:
Mr. Lundgren has served as President and Chief Executive Officer of Macy's, Inc., a national retailer, since 2003 and as a director since 1997, becoming Chairman of the Board in 2004. Mr. Lundgren previously served as Macy's, Inc.'s President and Chief Operating Officer from 2002 to 2003, President and Chief Merchandising Officer from 1997 until 2002 and Chairman and Chief Executive Officer, Federated Merchandising Group, Macy's, Inc.'s predecessor, from 1994 until 1997. Prior to joining Federated Department Stores, Inc., Mr. Lundgren was affiliated with The Neiman Marcus Group, a national retailer, from 1988 to 1994, serving as Chairman and Chief Executive Officer, Neiman Marcus Stores from 1990 to 1994.

Education:
Mr. Lundgren received a Bachelor's Degree from the University of Arizona.

Public Company Boards:
Mr. Lundgren is a director of Macy's, Inc. and The Procter & Gamble Company. He was formerly a director of Mondelēz International.

Director Qualifications:
- Leadership, Operating and Marketing experience – current President and Chief Executive Officer, and former Chief Operating Officer and Chief Merchandising Officer, of a leading national retailer.
- Public Company Board and Corporate Governance experience – many years' experience as a director and Chairman of the Board of another public company.

CONTINUING DIRECTORS – CLASS I AND CLASS III DIRECTORS – TERMS EXPIRING IN 2015



Abelardo E. Bru

Former Vice Chairman, PepsiCo, Inc.

Director since October 2012

Committee:

- Audit

Age: 65

Professional Experience:
Mr. Bru retired as Vice Chairman of PepsiCo, Inc., a food and beverage company, in 2005. From 1976 to 2005, Mr. Bru served at PepsiCo, Inc. in various leadership capacities, including as Vice Chairman from 2004 to 2005, Chairman and Chief Executive Officer, Frito-Lay North America from 2003 to 2004, President and Chief Executive Officer, Frito-Lay North America from 1999 to 2003 and President and General Manager, Sabritas Mexico from 1992 to 1999.

Education:
Mr. Bru received a Bachelor's Degree in Mechanical Engineering from The City College of New York.

Public Company Boards:
Mr. Bru is a director of Kimberly-Clark Corporation and DIRECTV and was formerly a director of Office Depot, Inc.

Director Qualifications:
- Industry Knowledge and Leadership, Operating, Product Development and Marketing experience – 29 years of experience in various leadership positions, including Vice Chairman (and Chairman and Chief Executive Officer of a division), at a global food and beverage company.
- Accounting and Financial expertise – former Chairman and Chief Executive Officer of a division of a global company with experience supervising principal financial officers.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.



John T. Cahill

Chairman, Kraft Foods Group, Inc.

Director since October 2012

Age: 56

Professional Experience:
Mr. Cahill served as our Executive Chairman from October 1, 2012 until transitioning to non-executive Chairman on March 8, 2014. He joined Mondelēz International on January 2, 2012 as the Executive Chairman, North American Grocery, and served in that capacity until October 2012. Prior to that, Mr. Cahill served as an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 to 2011. Mr. Cahill held various roles at The Pepsi Bottling Group, Inc., a beverage manufacturing company, including as Chief Financial Officer and head of International Operations, then as Chief Executive Officer from 2001 to 2003, as Chairman and Chief Executive Officer from 2003 to 2006 and as Executive Chairman from 2006 to 2007. Prior to that, Mr. Cahill held various leadership positions at PepsiCo Inc., a food and beverage company, from 1989 to 1998, including serving as Chief Financial Officer for both Kentucky Fried Chicken and Pepsi-Cola North America and Senior Vice President and Treasurer of PepsiCo Inc.

Education:
Mr. Cahill received a Bachelor's Degree and a Master of Business Administration from Harvard University.

Public Company Boards:
Mr. Cahill is the lead director of American Airlines Group, Inc. and also a director of Colgate-Palmolive Company and Legg Mason, Inc.

Director Qualifications:
- Leadership and Operating experience – Former Executive Chairman of Kraft Foods Group, Inc. and former Chairman and Chief Executive Officer of a beverage manufacturing company.
- Industry Knowledge and Product Development and Marketing experience – service in various positions, including key roles, at Kraft and another global food and beverage company.
- Accounting and Financial expertise – former service in senior financial positions at public companies, including service as Chief Financial Officer of The Pepsi Bottling Group, Inc.
- Public Company Board and Corporate Governance experience – current director of several public companies, including experience as a lead independent director.



Jeanne P. Jackson

President, Product and Merchandising, Nike, Inc.

Director since October 2012

Committee:

- Audit

Age: 62

Professional Experience:
Ms. Jackson has served as President, Product and Merchandising at Nike, Inc., a designer, marketer and distributor of athletic footwear, equipment and accessories, since July 1, 2013. She previously served as President, Direct to Consumer at Nike, Inc. from 2009 until July 2013. Prior to that, she founded and served as the Chief Executive Officer of MSP Capital, a private investment company, from 2002 to 2009 and as Chief Executive Officer of Walmart.com, a private eCommerce enterprise, from 2000 to 2002. Ms. Jackson previously served in various leadership positions at Gap Inc., Victoria's Secret, Saks Fifth Avenue and Federated Department Stores, Inc., all clothing retailers, and Walt Disney Attractions, Inc., the theme parks and vacation resorts division of The Walt Disney Company, a mass media company.

Education:
Ms. Jackson received a Bachelor's Degree from the University of Colorado and a Master of Business Administration from Harvard Graduate School of Business Administration.

Public Company Boards:
Ms. Jackson currently serves as a director of McDonald's Corporation and was formerly a director of Harrah's Entertainment Inc., Motorola Mobility Holdings, Inc., Nike, Inc. and Nordstrom, Inc.

Director Qualifications:
- Leadership, Operating and Marketing experience – current senior executive for a leading consumer retailer and former senior executive in global brand management with several other major consumer retailers.
- Accounting and Financial expertise – current and former executive with experience supervising principal financial officers and has served on audit committees of several public companies.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.



Mackey J. McDonald

Senior Advisor, Crestview Partners

Lead Director since October 2012

Committees:

- Compensation
- Chair, Governance

Age: 67

Professional Experience:
Mr. McDonald has served as a Senior Advisor to Crestview Partners, a private equity firm, since 2008. Prior to that, he served at VF Corporation, an apparel manufacturer, as Chief Executive Officer from 1996 to 2008 and as President from 1993 to 1996. Mr. McDonald also served at VF Corporation as a director from 1993 to 1998 and as Chairman of the Board from 1998 to 2008.

Education:
Mr. McDonald received a Bachelor's Degree in English from Davidson College and a Master of Business Administration from Georgia State University.

Public Company Boards:
Mr. McDonald currently serves as a director of Hyatt Hotels Corporation and was formerly a director of Mondelēz International and Wells Fargo & Company.

Director Qualifications:
- Industry Knowledge and Leadership and Operating experience – former President and Chief Executive Officer of a global consumer products company.
- Public Company Board and Corporate Governance experience – current and former director of several global public companies.



John C. Pope

Chairman, PFI Group, LLC

Director since August 2012

Committee:

- Chair, Audit

Age: 64

Professional Experience:
Mr. Pope has served as Chairman of PFI Group, LLC, a financial management firm, since 1994. From November 2004 to December 2011, he served as Chairman of the Board of Waste Management, Inc., a provider of comprehensive waste management services. Mr. Pope also served as Chairman of the Board of MotivePower Industries, Inc., a manufacturer and remanufacturer of locomotives and locomotive components, from December 1995 to November 1999. Prior to joining MotivePower Industries, Inc., Mr. Pope served in various capacities at United Airlines, a U.S.-based airline, and its parent, UAL Corporation, including as Director, Vice Chairman, President, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Marketing and Finance.

Education:
Mr. Pope received a Bachelor's Degree in Engineering and Applied Science from Yale University and a Master of Business Administration from Harvard University.

Public Company Boards:
Mr. Pope is currently a director of Con-way, Inc., R.R. Donnelley and Sons Co. and Waste Management, Inc. Mr. Pope was formerly a director of Dollar Thrifty Automotive Group, Inc., Mondelēz International and Navistar International Corporation.

Director Qualifications:
- Leadership, Operating and Marketing experience – held key leadership roles, including President, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Marketing and Finance of a global company.
- Accounting and Financial expertise – Chairman of a financial management firm and former Chief Financial Officer and Executive Vice President, Marketing and Finance of a global company.
- Public Company Board and Corporate Governance experience – current and former director and audit committee member of several public companies.



E. Follin Smith

Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Constellation Energy Group, Inc.

Director since October 2012

Committees:

- Audit
- Governance

Age: 54

Professional Experience:
Ms. Smith retired from Constellation Energy Group, Inc., a commercial and industrial electricity supplier, where she served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer from 2003 to 2007 and as Executive Vice President and Chief Financial Officer from 2001 to 2003. Prior to that, Ms. Smith served at Armstrong World Industries Inc., a manufacturer of hard-surface flooring and ceilings, as Senior Vice President and Chief Financial Officer from 2000 to 2001 and as Vice President and Treasurer from 1998 to 2000. Prior to joining Armstrong World Industries Inc., Ms. Smith spent thirteen years with General Motors Corporation, an automotive company, in various financial and leadership positions, most recently as Chief Financial Officer, Delphi Chassis Systems from 1997 to 1998.

Education:
Ms. Smith received a Bachelor's Degree from Davidson College and a Master of Business Administration from the Darden School of Business, University of Virginia.

Public Company Boards:
Ms. Smith is currently a director of Discover Financial Services and Ryder System, Inc.

Director Qualifications:
- Leadership and Operating experience – held key leadership roles at a public company, including Executive Vice President, Chief Financial Officer and Chief Administrative Officer, and has senior management experience, including oversight of finance, human resources, risk management, legal and information technology functions.
- Accounting and Financial expertise – formerly served as Chief Financial Officer for several public companies.
- Public Company Board and Corporate Governance experience – current director of several public companies.



W. Anthony Vernon

Chief Executive Officer, Kraft Foods Group, Inc.

Director since September 2009

Age: 58

Professional Experience:
Mr. Vernon has served as our Chief Executive Officer since October 2012 and has been a member of our Board since September 2009 when he was appointed as a director while we were a wholly owned subsidiary of Mondelēz International. Prior to October 2012, he served as Mondelēz International's Executive Vice President and President, Kraft Foods North America. Prior to joining Mondelēz International in August 2009, he was the Healthcare Industry Partner of Ripplewood Holdings LLC, a private equity firm, since 2006. Mr. Vernon spent 23 years with Johnson & Johnson, a pharmaceutical company, in a variety of leadership positions, most recently serving as Company Group Chairman of DePuy Inc., an orthopedics company and subsidiary of Johnson & Johnson, from 2004 to 2005.

Education:
Mr. Vernon received a Bachelor's Degree from Lawrence University and a Master of Business Administration from the Northwestern University Kellogg Graduate School of Management.

Public Company Boards:
Mr. Vernon is a director of Medivation, Inc. and was formerly a director of Uluru Inc.

Director Qualifications:
- Leadership and Operating experience – current Chief Executive Officer of Kraft, former executive officer of Mondelēz International and held various leadership positions at a major pharmaceutical company.
- Industry Knowledge and Product Development and Marketing experience – service in various positions, including key roles, at Kraft, Mondelēz International and a major pharmaceutical company.
- Public Company Board and Corporate Governance experience – current and former director of several public companies.

PROPOSAL 2: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Annually, we ask our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement. As described in detail in the CD&A, our executive compensation programs are designed to attract, retain and motivate superior executive talent, including our Named Executive Officers, who are critical to our success. Please read the CD&A beginning on page 29 and "Executive Compensation Tables" beginning on page 49 for specific details about our executive compensation programs. Your vote is not intended to address any specific item of our compensation program, but rather to address our overall approach to the compensation of our Named Executive Officers described in this Proxy Statement. This vote on the Named Executive Officer compensation is advisory, and therefore will not be binding on Kraft, our Compensation Committee or our Board. However, our Board and Compensation Committee value our shareholders' opinions and will evaluate the results of this vote.

At our 2013 annual meeting, Kraft's compensation of our Named Executive Officers was approved by approximately 97% of the votes cast on the proposal. This result demonstrated strong shareholder support for our executive compensation approach. The Compensation Committee considered this result when designing the 2013 Named Executive Officer compensation. The Compensation Committee concluded that the current compensation programs effectively align pay and performance and promote long-term shareholder value, therefore no specific program changes were made as a result of the voting results.

We are asking our shareholders to indicate their support for the compensation of our Named Executive Officers as described in this Proxy Statement by voting in favor of the following resolution:

"RESOLVED, that Kraft's shareholders approve, on an advisory basis, the compensation paid to Kraft's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narrative discussion."

The Board recommends that you vote FOR the approval of our Named Executive Officer compensation as disclosed in this Proxy Statement.

PROPOSAL 3: RATIFICATION OF THE SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is responsible for the selection, oversight, retention and termination of our independent auditors. The Audit Committee selected PricewaterhouseCoopers LLP ("PwC"), a registered public accounting firm, as our independent auditors for 2014. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of PwC as our independent auditors.

The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our shareholders do not ratify the selection, the Audit Committee may investigate the reasons for our shareholders' rejection and may consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in Kraft's and our shareholders' best interests.

PwC has served as our auditors since 2012. We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from shareholders. Additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees billed for 2012 and 2013, can be found below under "Board Committees and Membership — Audit Committee."

The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Kraft's independent auditors for 2014.

CORPORATE GOVERNANCE AND BOARD MATTERS

We believe that strong corporate governance is essential to the long-term success of our company. This section describes Kraft's corporate governance framework, including our key governance policies and practices, Board leadership structure and oversight functions.

GOVERNANCE GUIDELINES AND CODES OF CONDUCT

Corporate Governance Guidelines

The Guidelines articulate our governance philosophy, practices and policies in a range of areas, including: the Board's role and responsibilities; composition and structure of the Board; establishment and responsibilities of the committees of the Board; executive and director performance evaluations; and succession planning. The Governance Committee reviews the Guidelines annually and recommends any changes to the Board.

Code of Business Conduct and Ethics for Non-Employee Directors and Code of Conduct for Employees

We have a written Code of Business Conduct and Ethics for Non-Employee Directors (the "Directors Ethics Code") that is designed to deter wrongdoing and to promote:

- honest and ethical conduct;
- full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with the Securities and Exchange Commission (the "SEC") and in our other public communications;
- compliance with applicable laws, rules and regulations, including insider trading compliance; and
- accountability for adherence to the Directors Ethics Code and prompt internal reporting of violations.

Annually, each non-employee director must acknowledge in writing that he or she has received, reviewed and understands the Directors Ethics Code.

We also have a written Code of Conduct for employees. It includes a set of employee policies that cover ethical and legal practices for nearly every aspect of our business. The Code of Conduct reflects our values, the foremost being *trust*, and contains important rules our employees must follow when conducting business to promote compliance and integrity. The Code of Conduct is part of our global compliance and integrity program that provides support and training throughout our company and encourages reporting of wrongdoing by offering anonymous reporting options and a non-retaliation policy. We will disclose in the Corporate Governance section of our Web site (described below) any amendments to our Directors Ethics Code or Code of Conduct and any waiver granted to an executive officer or director under these codes.

Corporate Governance Materials Available on Our Web site

Our Web site contains our Articles of Incorporation, By-Laws, the Guidelines, our Board committee charters, the Code of Conduct and the Directors Ethics Code. To view these documents, go to *http://ir.kraftfoodsgroup.com/* and click on "Corporate Governance." We will promptly deliver free of charge, upon request, a copy of the Guidelines, the Board committee charters, the Code of Conduct or the Directors Ethics Code to any shareholder requesting a copy. Requests should be directed to our Corporate Secretary at Kraft Foods Group, Inc., Three Lakes Drive, Northfield, Illinois 60093.

The information on our Web site is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings with the SEC.

KEY CORPORATE GOVERNANCE PRACTICES

We have several corporate governance practices that enhance the Board's independent leadership, accountability and oversight:

- *Leadership Structure.* Our Guidelines provide that the Board will appoint a Chairman. As described below under "— Board Leadership Structure," the Chairman position was an Executive Chairman position, separate from the CEO position, until March 8, 2014, when Mr. Cahill transitioned to non-executive Chairman. Our Guidelines provide that where the Chairman is not an independent director, the independent directors annually will choose an independent director to serve as the Lead Director.

- *Limitation on Management Directors*. Our Guidelines provide that generally the CEO should be the only member of management to serve as a director.

- *Independent Committees*. The Board determined that all Board committees should consist entirely of independent directors.

- *Executive Sessions.* At each Board meeting, our independent directors meet without the CEO, the Chairman or any other members of management present to discuss issues important to Kraft, including matters concerning management.

- *Special Meetings of the Board.* Our By-Laws allow the Lead Director, in addition to the Chairman, to call special meetings of the Board.

- *Annual Performance Evaluation.* The Compensation Committee annually evaluates the CEO's performance. Additionally, the Governance Committee develops and recommends to the Board and then oversees an annual evaluation process for the Board and the Board's committees.

- *Special Meetings of Shareholders.* Our By-Laws allow shareholders of record of at least 20% of the voting power of our outstanding stock to call a special meeting of shareholders.

- *Majority Voting in Director Elections.* Our By-Laws provide that in uncontested elections, director nominees must be elected by a majority of the votes cast.

- *Annual Election of Directors.* In accordance with our Articles of Incorporation, beginning with our annual meeting in 2015, our shareholders will elect all directors annually.

- *Stock Holding Requirements.* The Guidelines provide that directors are expected to hold Kraft common stock in an amount equal to five times the annual Board retainer within five years of joining the Board. Equity grants awarded to directors must be held until six months after the director concludes service on the Board.

BOARD LEADERSHIP STRUCTURE

Our current Board leadership structure consists of:

- a separate Chairman and CEO;
- an independent Lead Director;
- all independent directors except the Chairman and the CEO;
- independent Board committees; and
- governance practices that promote independent leadership and oversight.

Separate Chairman and CEO

Our By-Laws provide the Board flexibility in determining its leadership structure. Currently, Mr. Vernon serves as our CEO and Mr. Cahill serves as the Chairman of our Board. Following our Spin-Off, Mr. Cahill served as our Executive Chairman until March 8, 2014 when he transitioned to non-executive Chairman, reflecting the Board's confidence in the progress of our business. As non-executive Chairman, Mr. Cahill will continue to lead the Board and work with management on our business and financial strategies. The Board believes that this leadership structure, which separates the Chairman and CEO roles, is optimal at this time because it allows Mr. Vernon to continue to focus on operating and managing our company, while Mr. Cahill can focus on the leadership of the Board of Directors.

The Board will periodically evaluate our leadership structure and determine whether continuing the separate roles of CEO and Chairman is in our best interests based on circumstances existing at the time. When determining the leadership structure that will allow the Board to effectively carry out its responsibilities and best represent our shareholders' interests, the Board will consider various factors, including our specific business needs, our operating and financial performance, industry conditions, the economic and regulatory environment, Board and committee annual self-evaluations, advantages and disadvantages of alternative leadership structures and our corporate governance practices.

Independent Director Leadership and Oversight

The Board believes that independent Board leadership is important and has established the role of Lead Director for times when the Chairman of the Board is not an independent director. Because Mr. Cahill served as our Executive Chairman from October 1, 2012 until March 8, 2014, our Board has selected a Lead Director. The Lead Director is an independent director who serves as the principal liaison between the Chairman and the other independent directors. The Lead Director works with the Chairman and other members of the Board to provide independent leadership of the Board's affairs on behalf of our shareholders.

Under the Guidelines, the Lead Director, in consultation with the other independent directors, is responsible for:

- advising the Chairman as to an appropriate schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;

- reviewing and providing the Chairman with input regarding the agendas and materials for the Board meetings;

- presiding at all Board meetings at which the Chairman is not present, including executive sessions of the independent directors at regularly scheduled Board meetings, and, as appropriate, apprising the Chairman of the topics considered;

- being available for consultation and direct communication with our shareholders;

- approving information sent to the Board;

- serving as a liaison between the Chairman and the independent directors;

- calling meetings of the independent directors when necessary and appropriate;

- serving as an unofficial member of all Board committees of which he or she is not a member; and

- performing such other duties as the Board may from time-to-time delegate.

Since 2012, Mackey J. McDonald has served as our Lead Director. The Board believes that Mr. McDonald is an effective Lead Director due to his independence, leadership and operating experience as the former CEO of a global consumer products company and his corporate governance experience acquired while serving on public company boards.

INDEPENDENCE AND RELATED PERSON TRANSACTIONS

Independence Determinations

The Guidelines require that at least 75% of the directors meet the NASDAQ Stock Market ("NASDAQ") listing standards' "independence" requirements. For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft. The Board determined that, under the NASDAQ listing standards, the following directors, including each of the director nominees, are independent: Mr. Bru, Mr. Cox, Dr. Hart, Dr. Henry, Ms. Jackson, Mr. Lundgren, Mr. McDonald, Mr. Pope and Ms. Smith. Mr. Cahill, who served as our Executive Chairman until transitioning to non-executive Chairman on March 8, 2014, and Mr. Vernon, our CEO, are not independent.

Review of Transactions with Related Persons

The Board has adopted a written policy regarding the review, approval or ratification of "related person transactions." A related person transaction is one in which Kraft is a participant, the amount involved exceeds $120,000 and any "related person" had, has or will have a direct or indirect material interest. In general, "related persons" include our directors, executive officers and 5% shareholders and their immediate family members. In accordance with this policy, the Governance Committee reviews transactions that might qualify as related person transactions. If the Governance Committee determines that a transaction qualifies as a related person transaction, then the Governance Committee reviews, and approves, disapproves or ratifies the related person transaction. The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft and in our and our shareholders' best interests. Any member of the Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberations or decisions regarding the transaction. The chair of the Governance Committee will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting, and will report to the Governance Committee any transaction so approved or ratified. The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction;
- the materiality of the related person's direct or indirect interest in the transaction;
- whether the transaction may involve an actual, or the appearance of a, conflict of interest;
- the impact of the transaction on the related person's independence (as defined in the Guidelines and the NASDAQ listing standards); and
- whether the transaction would violate any provision of our Directors Ethics Code or Code of Conduct.

On February 10, 2014, BlackRock, Inc. ("BlackRock"), an investment management corporation, filed a Schedule 13G/A with the SEC notifying us that it was a greater than 5% shareholder as of December 31, 2013. During 2013, BlackRock acted as an investment manager with respect to certain investment options under 401(k) plans for our U.S. employees. BlackRock acts as an investment manager for the 401(k) plans by the plans' named fiduciary for investment, the Benefits Investment Committee ("BIC"). Participants in the 401(k) plans pay BlackRock's investment management fees if they invest in investment options managed by BlackRock. During 2013, BlackRock received approximately $955,000 in connection with its investment management fees. The BIC's selection of BlackRock for the investment management services it provides the plans was based on its fiduciary determination that BlackRock's expertise met applicable fiduciary standards and that its fees were reasonable and appropriate. The Governance Committee reviewed our relationship with BlackRock and ratified these transactions.

OVERSIGHT OF RISK MANAGEMENT

Our business faces various risks, including strategic, financial, legal, regulatory, operational, accounting and reputational risks. Management is responsible for the day-to-day management and mitigation of risk. Identifying, managing and mitigating our exposure to these risks and effectively overseeing this process are critical to our operational decision-making and annual planning processes. The Board has ultimate responsibility for risk oversight, but it has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee. The Audit Committee discusses guidelines and policies to govern the process by which management assesses and manages risk. In addition, pursuant to its charter, the Audit Committee reviews and discusses risk assessment and risk management guidelines, policies and processes utilized in our Enterprise Risk Management ("ERM") approach. Our ERM approach is an ongoing process effected at all levels of our operations and across business units to identify, assess, monitor, manage and mitigate risk. The ERM approach facilitates open communication between management and the Board to advance the Board's and committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance and the information gathered through the approach. The Audit Committee annually reviews the ERM approach, as well as the results of the annual ERM assessment, to assure the process continues to function effectively.

Annually, the Audit Committee allocates responsibility for overseeing the review and assessment of key risk exposures and management's response to those exposures to the full Board, or another committee of the Board, or it retains those responsibilities, as appropriate. Management provides reports to the Board, the Audit Committee or other appropriate committee, in advance of meetings, regarding these key risks and the actions management has taken to monitor, control and mitigate these risks. Management also attends Board and committee meetings to discuss these reports and provide any updates. The Audit Committee or other appropriate committee reports key risk discussions to the Board following its meetings. Board members may also further discuss the risk management process directly with members of management.

In addition to the ERM approach, the Board and each committee review and assess risks related to our business and operations throughout the year. As discussed under "Board Committees and Membership — Compensation Committee — Analysis of Risk in the Compensation Architecture" below, the Compensation Committee oversees a robust evaluation of our compensation structure's impact on risk taking and risk mitigation. The Board frequently discusses our strategic plans, issues and opportunities in light of circumstances in the food and beverage industry and the global economic environment.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to report to the SEC their ownership of our common stock and changes in that ownership. As a practical matter, our Office of the Corporate Secretary assists our directors and executive officers by monitoring their transactions and completing and filing Section 16(a) reports on their behalf.

We reviewed copies of reports filed pursuant to Section 16(a) of the Exchange Act and written representations from reporting persons that all reportable transactions were reported. Based solely on that review, we believe that during the fiscal year ended December 28, 2013, all required filings were timely made in accordance with Exchange Act requirements except one. In February 2013, we filed a Form 4 on Mr. McDonald's behalf reporting a January 2, 2013 sale of 621 shares of common stock held in a managed account. Due to an inadvertent error in connection with the Spin-Off, the shares were sold without Mr. McDonald's direction or knowledge, and the change in his ownership of common stock was not timely reported. Upon discovering the error, we filed a Form 4 on Mr. McDonald's behalf to report the transaction.

COMMUNICATIONS WITH THE BOARD

Information for shareholders and other parties interested in communicating with the Lead Director, the Board or our independent directors, individually or as a group, is available on our Web site at *http://ir.kraftfoodsgroup.com/contactBoard.cfm*. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee; and communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, to the appropriate Kraft executive or employee. Our Corporate Secretary does not forward solicitations, junk mail and obviously frivolous or inappropriate communications.

MEETING ATTENDANCE

We expect directors to attend all Board meetings, the Annual Meeting and all meetings of the committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting. The Board held seven meetings in 2013 and the committees of the Board held a total of 23 meetings. Overall attendance at these meetings was approximately 96%. Each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2013. All directors attended our 2013 Annual Meeting of Shareholders, except Dr. Henry, who could not attend due to a previous business commitment.

BOARD COMMITTEES AND MEMBERSHIP

COMMITTEE MEMBERSHIP

Our Board designates the committee members and chairs based on the Governance Committee's recommendations. In 2013, the Board had three standing committees: Audit, Compensation and Governance. The Board has a written charter for each committee. The charters set forth each committee's roles and responsibilities. All committee charters are available on our Web site as discussed above. The following table lists the current committee membership and the number of meetings held by each committee in 2013.

Name	Audit	Compensation	Governance
Mr. Bru	X		
Mr. Cox		Chair*	X
Dr. Hart		X*	
Dr. Henry	X		X
Ms. Jackson	X		
Mr. Lundgren		X	X
Mr. McDonald		X	Chair
Mr. Pope	Chair		
Ms. Smith	X		X
Meetings in 2013	10	9	4

* Dr. Hart served as Chair of the Compensation Committee until March 3, 2014, at which point Mr. Cox assumed the position of Chair of the Compensation Committee.

AUDIT COMMITTEE

The Board established the Audit Committee in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee are more fully described in our Audit Committee charter. Under its charter, the Audit Committee is responsible for overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee is directly responsible for the appointment and oversight of our independent auditors, including review of their qualifications, independence and performance. Our Audit Committee, among other duties, oversees:

- the integrity of our financial statements, our accounting and financial reporting processes and our systems of internal control over financial reporting and safeguarding of our assets;

- our compliance with legal and regulatory requirements;

- our independent auditors' qualifications, independence and performance;

- the performance of our internal auditors and internal audit function;

- our financial matters and strategy; and

- our guidelines and policies that govern the process by which we assess and manage risk.

The Audit Committee consists entirely of independent directors, and each meets the independence requirements set forth in the listing standards of NASDAQ, Rule 10A-3 under the Exchange Act and the Audit Committee charter. The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements. In addition, the Board has determined that Mr. Bru, Ms. Jackson, Mr. Pope and Ms. Smith are "audit committee financial experts" within the meaning of SEC regulations. No Audit Committee member received any payments in 2013 from us other than compensation for service as a director.

The Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing matters or anything else that appears to involve financial or other wrongdoing. To report such matters, please e-mail us at *KRFT-FinancialIntegrity@kraftfoods.com*.

Audit Committee Report for the Year Ended December 28, 2013

To our Shareholders:

Management has primary responsibility for Kraft's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Board of Directors is to oversee Kraft's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft's financial statements and Kraft's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the company's assets;

- Kraft's compliance with legal and regulatory requirements;

- Kraft's independent auditors' qualifications, independence and performance;

- The performance of Kraft's internal auditor and the internal audit function;

- Kraft's financial matters and strategy; and

- Kraft's guidelines and policies with respect to risk assessment and risk management.

Our duties include overseeing Kraft's management, the internal audit department and the independent auditors in their performance of the following functions, for which they are responsible:

Management

- Preparing Kraft's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP);

- Establishing and assessing effective financial reporting systems and internal controls and procedures; and

- Reporting on the effectiveness of Kraft's internal control over financial reporting.

Internal Audit Department

- Independently assessing management's system of internal controls and procedures; and

- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing Kraft's financial statements;

- Issuing an opinion about whether the financial statements conform with U.S. GAAP; and

- Annually auditing the effectiveness of Kraft's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditor and the independent auditors, among other things, to:

- Discuss the quality of Kraft's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;

- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and

- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft's filing of its Annual Report on Form 10-K for the year ended December 28, 2013, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent auditors;

- Discussed with the independent auditors their evaluation of the accounting principles, practices and judgments applied by management;

- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence;

- Received from the independent auditors the written disclosures and the letter describing any relationships with Kraft that may bear on the independent auditors' independence; and

- Discussed with the independent auditors their independence from Kraft, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft's Annual Report on Form 10-K for the year ended December 28, 2013, which was filed with the SEC on February 21, 2014.

Audit Committee:
John C. Pope, Chair
Abelardo E. Bru
Peter B. Henry
Jeanne P. Jackson
E. Follin Smith

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated by reference into any future filing under the Securities Act of 1933, or the Exchange Act, except to the extent that Kraft specifically incorporates it by reference in such filing.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform and is subject to a specific engagement authorization by management within the pre-approved category spending limits. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its chair. The chair must report on such pre-approval decisions at the committee's next regular meeting.

During 2013 and 2012, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

Independent Auditors' Fees

Aggregate fees for professional services rendered by our independent auditors, PwC, for 2013 and 2012 are set forth in the table below.

	2013	2012
Audit Fees	$ 3,330,000	$ 2,170,000
Audit-Related Fees	177,000	—
Tax Fees	526,000	45,000
All Other Fees	5,000	—
Total	$ 4,038,000	$ 2,215,000

- "Audit Fees" include (a) the integrated audit of our consolidated financial statements, including statutory audits of the financial statements of our affiliates, and our internal control over financial reporting and (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements). In 2012, audit fees included work related to the Spin-Off.
- "Audit-Related Fees" include professional services in connection with accounting consultations and procedures related to various other audit and special reports.
- "Tax Fees" include professional services in connection with tax compliance and advice.
- "All Other Fees" include professional services in connection with benchmarking studies and seminars.
- All fees above include out-of-pocket expenses.

GOVERNANCE COMMITTEE

The Board determined that all of the Governance Committee members are independent within the meaning of the NASDAQ listing standards. The Governance Committee's responsibilities include, among others:

- identifying qualified individuals for Board membership consistent with Board approved criteria;
- considering incumbent directors' performance and suitability in determining whether to recommend that our Board nominate them for re-election;
- making recommendations to our Board as to directors' independence and related person transactions;
- recommending to our Board the appropriate size, function, needs, structure and composition of our Board and its committees;
- recommending to our Board directors to serve as members of each committee and candidates to fill committee vacancies;
- developing and recommending to our Board and overseeing an annual self-evaluation process for our Board and committees;
- administering and reviewing the Directors Ethics Code;

- monitoring directors' compliance with our stock ownership guidelines; and

- advising our Board on corporate governance matters, including developing and recommending to our Board corporate governance guidelines.

The Governance Committee will consider any candidate a shareholder properly presents for election to the Board in accordance with the procedures set forth in the By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a shareholder as the Governance Committee uses to evaluate a candidate it identifies, which are described above under "Company Proposals — Proposal 1. Election of Directors — Director Nomination and Qualification," and makes a recommendation to the Board regarding the candidate's appointment or nomination for election to the Board. After the Board's consideration of the candidate suggested by a shareholder, our Corporate Secretary will notify that shareholder whether the Board decided to appoint or nominate the candidate.

For a description of how shareholders may nominate a candidate for election to the Board at an annual meeting and have that nomination included in the proxy statement for that meeting, see "2015 Annual Meeting of Shareholders" in this Proxy Statement.

COMPENSATION COMMITTEE

Compensation Committee Interlocks and Insider Participation

The Board has determined that all of the directors who served on the Compensation Committee during 2013 are independent within the meaning of the NASDAQ listing standards. No member of the Compensation Committee is a current, or during 2013 was a former, officer or employee of Kraft or any of its subsidiaries. During 2013, no member of the Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of related person transactions (for a description of our policy on related person transactions, see "Corporate Governance and Board Matters — Independence and Related Person Transactions" in this Proxy Statement). During 2013, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

Responsibilities

The Compensation Committee's responsibilities are more fully described in our Compensation Committee charter, and include, among other duties:

- assessing the appropriateness and competitiveness of our executive compensation programs, including our severance programs and executive retirement income design;

- reviewing and approving our CEO's goals and objectives, evaluating his performance in light of these goals and objectives and, based upon this evaluation, determining both the elements and amounts of his compensation, including perquisites;

- reviewing management's recommendations for, and determining and approving the compensation of, our executive officers and other officers subject to Section 16(a) of the Exchange Act;

- determining annual incentive compensation, equity awards and other long-term incentive awards granted under our equity and long-term incentive plans to eligible participants;

- reviewing our compensation policies and practices for employees as they relate to our risk management practices and risk-taking incentives;

- overseeing the management development and succession planning process (including succession planning for emergencies) for our CEO and his executive direct reports and, as appropriate, evaluating potential candidates;

- monitoring our policies, objectives and programs related to diversity and reviewing periodically our diversity performance in light of appropriate measures;

- assessing the appropriateness of, and advising our Board regarding, the compensation of non-employee directors for service on our Board and its committees; and

- reviewing and discussing with management our annual say on pay voting results, as well as the CD&A and preparing and approving the committee's report to shareholders for inclusion in our annual proxy statement.

Independence of Compensation Consultant to the Committee

Under the Compensation Committee's charter, it is authorized to retain and terminate any consultant, as well as to approve the consultant's fees and other terms of the engagement. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The consultant reports directly to the Compensation Committee on all executive and director compensation matters; regularly meets separately with the Compensation Committee outside the presence of management; and, speaks separately with the Compensation Committee chair and other Compensation Committee members between meetings, as necessary or desired.

Compensation Advisory Partners, LLC ("CAP") served as the Compensation Committee's independent compensation consultant from October 2012 until July 2013. During the course of the Compensation Committee's annual review of the consultant's services, it considered multiple independent compensation consultants and decided to retain Meridian Partners LLC ("Meridian") in August 2013. During 2013, CAP and Meridian provided the Compensation Committee advice and services, including:

- participating in Compensation Committee meetings;

- providing competitive market compensation data for executive positions;

- conducting periodic reviews of elements of compensation;

- analyzing "best practices" and providing advice on design of annual and long-term incentive plans, including selecting performance metrics;

- advising on the composition of our peer groups for benchmarking pay and performance; and

- updating the Compensation Committee on executive compensation trends, issues and regulatory developments.

The Compensation Committee believes that its consultant should be able to advise the Compensation Committee independent of management's influence. In 2013, the Compensation Committee assessed the independence of both CAP and Meridian pursuant to the NASDAQ listing standards and the rules of the SEC and concluded that CAP's and Meridian's work for the Compensation Committee did not raise a conflict of interest.

Analysis of Risk in the Compensation Architecture

Annually, the Compensation Committee evaluates the current risk profile of our executive and broad-based employee compensation programs. In its 2013 evaluation, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. As described below under "Compensation Discussion and Analysis," our compensation structure is designed to incentivize executives and employees to achieve company financial and strategic goals as well as individual performance goals that promote long-term shareholder returns. The compensation architecture balances this design with multiple elements intended to discourage excessive risk-taking by executives and employees to obtain short-term benefits that may be harmful to Kraft and our shareholders in the long term. The

Compensation Committee identified numerous safeguards that effectively manage or mitigate risk, including:

- *Corporate and Business Unit Weighting*. The balance of corporate and business unit weighting in incentive plans encourages participants to focus on overall corporate performance as well as business unit performance in order to prevent actions that may improve business unit performance and maximize awards but harm our overall health.

- *Short-Term/Long-Term Incentive Mix*. The balanced mix between short-term and long-term incentives discourages executives and employees from maximizing short-term performance at the expense of long-term performance. Our executive compensation is heavily weighted toward long-term incentive compensation to encourage sustainable shareholder value and ensure accountability for long-term results.

- *Award Caps*. Our compensation plans provide for a limit on annual incentive awards to discourage short-term actions that may harm our long-term interests.

- *Multiple Performance Measures*. Our incentive plans use multiple performance measures to discourage participants from focusing on achievement of one performance measure at the expense of another. Our incentive plans also include individual performance criteria to ensure that goals do not favor achievement without regard for risks taken.

- *Committee Discretion*. The Compensation Committee has discretion to reduce incentive awards based on unforeseen or unintended consequences.

- *Long-Term Incentive Mix*. We use a portfolio of stock-based long-term incentives to motivate executives to achieve long-term financial goals and top-tier performance results. Multi-year vesting features and performance cycles of long-term incentive compensation encourage retention and promote sustainable shareholder value creation and long-term growth.

- *Stock Ownership Guidelines and Holding Requirements*. We have meaningful stock ownership guidelines that are higher than those of our peer companies and stock holding requirements to align our executives' interests with our shareholders' interests and ultimately focus our executives on attaining sustainable long-term shareholder returns.

- *Clawback, Anti-Hedging and Anti-Pledging Policies*. Our clawback policy, which allows Kraft to recapture any incentive compensation paid in the event of a restatement of our financial statements, discourages inappropriate risk-taking behavior. Our anti-hedging and anti-pledging policies further align our executives' and employees' interests with those of our shareholders. See "Compensation Discussion and Analysis — Other Executive Compensation Items — Anti-Hedging Policy and Pledging and Trading Restrictions" in this Proxy Statement for further information about these policies.

- *Ethics and Compliance Programs*. The Audit Committee oversees our ethics and compliance programs that educate executives and employees on appropriate behavior and the consequences of inappropriate actions. These programs use innovative and effective approaches to promote compliance and integrity and encourage employees and others to report concerns by providing multiple reporting avenues and a no retaliation policy.

- *Governance Practices*. We have implemented meaningful pay and governance practices that are critical to driving sustained shareholder value, including targeting pay at the median of our peer group, benchmarking compensation, using quantitative and qualitative results to determine incentive awards, engaging an independent compensation consultant, regularly communicating with our shareholders to understand their views and concerns and conducting annual risk assessments.

The Compensation Committee also analyzed our overall enterprise risks and whether our compensation programs could impact individual behavior so as to exacerbate these enterprise risks. The Compensation Committee collaborated with the Audit Committee in this analysis.

In addition to the Compensation Committee's evaluation, Meridian also reviewed our executive and broad-based employee incentive plans and noted similar design features in our incentive plans that mitigate risk.

Based on these analyses, the Compensation Committee believes that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on Kraft.

Compensation Committee Report for the Year Ended December 28, 2013

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 28, 2013, which was filed with the SEC on February 21, 2014.

Compensation Committee:
L. Kevin Cox, Chair*
Myra M. Hart*
Terry J. Lundgren
Mackey J. McDonald

* Dr. Hart served as Chair of the Compensation Committee until March 3, 2014, at which point Mr. Cox assumed the position of Chair of the Compensation Committee.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

We strive to provide competitive compensation to attract and retain highly qualified non-employee directors who best represent our shareholders' interests. In making non-employee director compensation recommendations to the Board, the Compensation Committee considers various factors, including, but not limited to, the responsibilities of directors generally, as well as committee chairs, advice from compensation consultants, and results from benchmarking of non-employee director compensation against Kraft's Compensation Benchmarking Group (discussed below in the CD&A) and general industry data. The Board reviews the recommendations of the Compensation Committee and determines the form and amount of non-employee director compensation.

The table below summarizes the cash and equity compensation elements in place for our non-employee directors.

Compensation Element	Amount
Annual Board Retainer	$110,000
Annual Chairman Retainer	$250,000[1]
Annual Lead Director Retainer	$ 30,000
Annual Audit Committee Chair Retainer	$ 20,000[2]
Annual Compensation Committee Chair Retainer	$ 20,000[2]
Annual Governance Committee Chair Retainer	$ 10,000
Annual Stock Grant Value[3]	$125,000

(1) Our non-executive Chairman receives an annual Chairman retainer, as well as the same annual Board retainer and annual stock award as other non-employee directors. Mr. Cahill transitioned to non-executive Chairman effective March 8, 2014. For 2014, he will receive pro-rata annual Chairman and Board retainers for the time he serves as non-executive Chairman.

(2) Reflects increase to retainers for the Audit and Compensation Committee Chairs from $10,000 effective May 22, 2013.

(3) In 2013, non-employee directors were awarded Kraft deferred shares. Although the deferred shares were vested as of the award date, the shares are not distributed until six months following the date the non-employee director ceases to serve on our Board. When dividends are paid on our common stock, we accrue the value of the dividend paid and issue shares equal to the accrued value six months after the director's departure.

We pay the non-employee directors their cash retainers quarterly. Non-employee directors can defer 25%, 50%, 75% or 100% of their cash retainers into accounts that mirror the funds in the Kraft Foods Group, Inc. Thrift 401(k) Plan pursuant to the Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Management Directors. Non-employee directors also receive an annual stock award that is granted at the Board meeting immediately following our annual meeting of shareholders.

To further align our non-employee directors' and shareholders' interests, we require that the directors hold shares of our common stock in an amount equal to five times the annual Board retainer (equivalent to $550,000) within five years of becoming a director. As all of our current directors have served for less than five years, they are not yet required to meet the stock ownership requirement.

Non-employee directors may also participate in the Kraft Foundation Matching Gift Program on the same terms as our employees. Under the program, the Kraft Foundation matches up to $15,000 per director, per year, of contributions to 501(c)(3) non-profit organizations.

The table below presents information regarding the compensation and stock awards that we have paid or granted to our non-employee directors.

2013 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Abelardo E. Bru	110,000	125,005	—	235,005
L. Kevin Cox	110,000	125,005	15,000	250,005
Myra M. Hart	126,062	125,005	—	251,067
Peter B. Henry	110,000	125,005	3,000	238,005
Jeanne P. Jackson	110,000	125,005	—	235,005
Terry J. Lundgren	110,000	125,005	15,000	250,005
Mackey J. McDonald	150,000	125,005	—	275,005
John C. Pope	126,062	125,005	—	251,067
E. Follin Smith	110,000	125,005	14,000	249,005

(1) Includes all retainer fees paid or deferred pursuant to the Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Management Directors. Non-employee directors do not receive meeting fees.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2013 as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. As of December 28, 2013, Messrs. Bru and Cox and Mses. Jackson and Smith each had an aggregate of 4,035 Kraft deferred stock awards outstanding; Dr. Hart and Mr. McDonald each had 5,840 Kraft deferred stock awards outstanding; Dr. Henry had 4,467 Kraft deferred stock awards outstanding; Mr. Lundgren had 3,274 Kraft deferred stock awards outstanding; and Mr. Pope had 4,761 Kraft deferred stock awards outstanding. Kraft has not granted any non-employee director stock options.

(3) Represents Kraft Foundation contributions made as part of the Kraft Foundation Matching Gift Program.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This CD&A describes the compensation practices and programs that we have in place for our CEO, Chief Financial Officer ("CFO") and the three other most highly compensated executive officers – otherwise known as Named Executive Officers or NEOs.

The Compensation Committee of the Board of Directors, referred to in this CD&A as the "Committee," oversees our executive compensation programs, plans and payouts. Our programs are designed to work together to ensure a clear link exists between what we pay our Named Executive Officers and Kraft's performance over short- and long-term periods.

This CD&A describes our executive pay programs for fiscal year 2013 and, specifically, for the following Named Executive Officers:

- W. Anthony Vernon, CEO
- Timothy R. McLevish, Executive Vice President and CFO[1]
- John T. Cahill, Executive Chairman[2]
- Robert J. Gorski, Executive Vice President, Integrated Supply Chain
- Kim K. W. Rucker, Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary

(1) Mr. McLevish concluded his tenure as CFO effective December 28, 2013.

(2) Mr. Cahill transitioned from Executive Chairman to non-executive Chairman effective March 8, 2014.

EXECUTIVE SUMMARY

2013 was an unprecedented year for Kraft as it was our first full year as an independent, publicly traded company. Our Organic Net Revenue Growth results were flat as lower net pricing was generally offset by favorable volume/mix. Our focus on profitable growth held back our top-line growth versus industry in 2013. Operating Income results were driven by lower selling, general, and administrative expenses (lower overhead costs partially offset by higher marketing spending), lower product cost (driven by net productivity), and favorable volume/mix, partially offset by higher net pricing. Free Cash Flow results were above target due to our improved working capital efficiency. Significant 2013 highlights included:

- Roughly two-thirds of our business held or grew market share
- New product innovations represented approximately 14% of net revenue
- Our net productivity continued to lead the industry
- Our 2013 results reflected our cash focus and return-based decision making

Our compensation and incentive plans are based on performance against the key business metrics we believe to be indicators of successful top and bottom line growth over the short- and long-term. The information below summarizes results on the metrics used to calculate incentive payouts and awards for our Named Executive Officers in 2013.

The business metrics and corresponding performance impacting our 2013 Annual Incentive Plan ("Management Incentive Plan" or "MIP") resulted in an overall rating of 88% based on the following:

MIP Measure[1]	Result	Rating
Organic Net Revenue Growth[2]	Below Target	55%
Reported Operating Income[3]	Below Target	56%
Free Cash Flow[2]	At Maximum	180%

(1) See "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2013" for additional information on the performance details and payments for each NEO.

(2) Organic Net Revenue Growth and Free Cash Flow are non-GAAP financial measures. See "— Non-GAAP Financial Measures" for additional information on these measures.

(3) In 2013, Kraft adopted a mark-to-market accounting policy for Kraft's post-employment benefit obligations. Market-based impacts to post-employment benefit plans, which include the costs or benefits resulting from the change in discount rates, the difference between Kraft's estimated and actual return on trust assets, and other assumption changes driven by changes in the law or other external factors ("Market-Based Impacts to Post-Employment Benefit Plans"), are not included in the calculation of Reported Operating Income for purposes of the MIP performance.

The business performance for measures underlying our three-year 2011—2013 Performance Share rating of 127% is as follows:

Performance Share Measure[1]	2011—2013 Result
Organic Net Revenue Growth[2]	Below Target
Adjusted/Reported EPS Growth[2][3]	Above Target
Annualized Relative Total Shareholder	Above Target

(1) See "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2013" for additional information on the performance details and payments for the NEOs eligible for this grant.

(2) Organic Net Revenue Growth and Adjusted EPS Growth are non-GAAP financial measures. See "— Non-GAAP Financial Measures" for additional information on these measures.

(3) Market-Based Impacts to Post-Employment Benefit Plans are not included in the calculation of Reported EPS Growth for purposes of our performance share measures.

COMPENSATION PHILOSOPHY

Our compensation philosophy is rooted in the relationship between pay and performance. This philosophy is embodied in our compensation programs, which reward superior individual and corporate performance with significant upside potential in incentive awards and, conversely, reduce potential incentive awards in the event individual and corporate performance do not meet our goals. Payouts under these incentive compensation programs are directly linked to the achievement of short- and long-term financial and strategic objectives. Overall, our compensation programs are structured to deliver market competitive pay to our executive officers.

Our compensation objectives are to:

> **Align** the interests of executive management with shareholders
>
> **Attract, retain and motivate** our highly qualified executives
>
> **Create long-term value** while not incentivizing excessive risk-taking
>
> **Reward innovation** and entrepreneurial action

Our executive compensation structure is designed to achieve these objectives by applying the following principles:

Support Business Strategy	Provide Competitive Pay	Emphasize Strong Linkage Between Pay and Performance	Align Incentives by Requiring Significant Stock Ownership
We use our compensation programs to identify and drive our most important initiatives. For our awards, we choose metrics that focus on projects and initiatives that are of the utmost importance to the company. In doing so, these key business strategies include profitable top-line growth, consistent bottom-line growth and a superior dividend payout.	We benchmark our target and actual compensation levels and pay-mix with our Compensation Benchmarking Group. This benchmarking analysis ensures that our executive compensation and benefits package is market competitive. Total executive compensation is generally targeted at the median compensation level of the peer group, with company and individual performance determining whether actual pay is above or below the median.	We believe pay should align with performance and reward executives only when Kraft succeeds. A high percentage of compensation is based on achievement of key business metrics. The Committee also aligns executive and long-term shareholder interests by linking long-term incentive compensation to our total shareholder return relative to the results of our Performance Peer Group.	Our executive officers are required to maintain significant holdings in Kraft stock and must hold shares acquired through vested awards or exercised stock options for at least one year. These broad stock ownership guidelines promote responsible decision-making by aligning the interests of executive officers and shareholders. Stock ownership is intended to focus on long-term success and discourage potentially excessive or unnecessary risky behavior.

COMPENSATION GOVERNANCE PRINCIPLES

Consistent with our pay-for-performance philosophy, our compensation programs also incorporate the following compensation governance principles:

- *High Percentage of Compensation is "At Risk".* A significant portion of executive pay is at risk and dependent on individual and business results. We believe this is essential to creating a culture of pay-for-performance.

- *Target Compensation at the Median.* We target all components of pay to be at or near the median level of the Compensation Benchmarking Group and use performance (both business and stock price) to determine actual pay. Actual pay may be above or below the target median based on performance.

- *Mitigate Undue Risk*. Our compensation programs mitigate undue risk through governance practices such as multiple performance metrics, a balance between short- and long-term incentives, claw-back provisions and limits on incentive payments.

- *Significant Stock Ownership/Holding Requirements.* We require executives to hold significant amounts of Kraft stock subject to stringent holding requirements. We believe this aligns the interests of our executive officers and our shareholders.

- *Limited Perquisites.* We provide limited perquisites and, in 2013, we eliminated Kraft's long-standing car allowance perquisite.

- *Double Trigger for All Change in Control Benefits.* In the event of a change in control, benefits under our Change in Control Plan (our "CIC Plan") and stock award agreements are triggered only if a change in control occurs **and** the Named Executive Officer is terminated (i.e., "double trigger").

- *No Excise Tax Gross-Up Provisions.* We do not provide excise tax gross-up provisions in our CIC Plan or for any perquisites that we offer.

- *Prohibit Hedging and Pledging Transactions.* Our executive officers are prohibited from hedging against or pledging Kraft securities as collateral.

COMPENSATION APPROACH

Compensation Benchmarking Group: Composition and Purpose

The Committee targets total NEO compensation at or near the median level of our Compensation Benchmarking Group. We undertake a competitive analysis of target total compensation, including base salary, annual incentive awards and long-term incentive awards. We obtain this compensation data for the companies in our Compensation Benchmarking Group from Aon Hewitt. When assessing total compensation for individual executives, the Committee may consider additional but equally important factors such as business experience, individual performance, role and responsibility within Kraft, potential for advancement, and retention issues, while actual or realized pay is determined by performance (both business and stock price).

Kraft's Compensation Benchmarking Group consists of 14 companies with median revenues of approximately $17.5 billion. Kraft's revenue is at the 60th percentile of this group. As we are larger than most of these peer companies, we believe that targeting our total compensation at or near the median is conservative. Our Compensation Benchmarking Group includes the following companies:

Abbott Laboratories	Colgate-Palmolive Company	The Hershey Company	Starbucks Corporation
Altria Group, Inc.	ConAgra Foods, Inc.	Kellogg Company	Tyson Foods, Inc.
Campbell Soup Company	General Mills, Inc.	Kimberly-Clark Corporation	
The Coca-Cola Company	H.J. Heinz Company	PepsiCo, Inc.	

The Committee selected the companies above based on the following critical attributes:

- Similar revenue size and market capitalization;

- Emphasis on the food and beverage industry;

- Recognized for industry leadership and brand recognition;

- Executive positions similar in breadth, complexity and scope of responsibility;

- Competitors for executive talent; and

- Appropriate geographic mix.

Performance Peer Group: Composition and Purpose

The Committee uses a Performance Peer Group, consisting of the companies listed in the Standard & Poor's ("S&P") 500 Consumer Staples Food Products Index, as a factor in establishing performance targets and to evaluate the Relative Total Shareholder Return metric utilized in our performance share plan. The companies in this index are objectively set by S&P and represent a group of companies to which our shareholders may compare our financial performance. The Committee believes that this Performance Peer Group includes those companies in our industry that we can best

compare performance on financial and business objectives and opportunities. The companies in the S&P 500 Consumer Staples Food Products Index as of January 2014 are as follows:(1)

• Archer Daniels Midland Company	• General Mills, Inc.	• Kellogg Company	• Mondelēz International, Inc.
• Campbell Soup Company	• The Hershey Company	• McCormick and Company Inc.	• J.M. Smucker Company
• ConAgra Foods, Inc.	• Hormel Foods Corporation	• Mead Johnson Nutrition Company	• Tyson Foods, Inc.

(1) The companies in the index change periodically. Dean Foods Company and H.J. Heinz Company were included in the index in the prior year but are excluded from the index in the current year.

See "— Elements of Executive Compensation and Compensation Paid to Named Executive Officers in 2013 — Long-Term Incentive Compensation" for a description regarding how performance share awards are determined.

2013 OVERALL COMPENSATION MIX

The chart below shows the total compensation mix for our CEO and other Named Executive Officers, based on target awards for 2013. Our mix is well-aligned to the mix paid by companies in our Compensation Benchmarking Group. As shown in the chart, a substantial majority of pay for our NEOs is "at risk" based on individual and company performance. Specifically, 84% of our CEO's total compensation, and, on average, 75% of our other NEOs' total compensation, was at risk.


CEO - Kraft
Benefits, 3.9%
Perquisites, 0.1%
Base Salary, 11.6%
Annual Incentive, 17.4%
Long-term Incentive, 67.0%


CEO - Market Average
Benefits, 4.0%
Perquisites, 0.7%
Base Salary, 10.5%
Annual Incentive, 18.6%
Long-term Incentive, 66.2%


Other NEOs Excluding CEO - Kraft
Benefits, 5.6%
Perquisites, 0.2%
Base Salary, 19.0%
Annual Incentive, 15.9%
Long-term Incentive, 59.3%


Other NEOs Excluding CEO - Market Average
Benefits, 5.6%
Perquisites, 0.6%
Base Salary, 19.4%
Annual Incentive, 20.4%
Long-term Incentive, 54.0%

SUMMARY OF COMPENSATION PROGRAM

The following table summarizes the primary elements and objectives of our compensation program for executive officers, including Named Executive Officers.

Program	Description	Program Objective
Annual Cash Compensation		
Base Salary	Ongoing cash compensation based on the executive officer's role and responsibilities, individual job performance and experience.	• Retention and attraction

Annual Cash Incentive Program (MIP)	Annual incentive with target award amounts for each executive officer. Actual cash payouts are linked to achievement of annual Kraft goals and individual performance and can range from 0%—250% of target.	• Drive top-tier performance
		  – Across entire organization
		  – Within business units
		  – Individual contribution

Long-Term Incentive Compensation		

Performance Shares	Each executive officer has an opportunity for a target performance share grant based on his or her role, long-term performance and potential for advancement. Actual awards are linked to achievement of three-year Kraft goals and range from 0%—200% of target, based on Kraft performance. Payouts in Kraft common stock are made at the end of the three-year program. Beginning with the 2013 grants, dividend equivalents will accrue during the performance period and will be paid in shares based on the final shares earned at the end of the performance cycle.	• Drive top-tier performance
		  – Across entire organization
		  – Focus on long-term sustained success
		• Stock ownership/alignment to shareholders
		• Retention and attraction

Non-Qualified Stock Options	Each executive officer has an opportunity for stock option awards based on his or her role, long-term performance and potential for advancement. Annual stock option awards vest pro-rata over a three-year period (33%, 33% and 34%).	• Drive top-tier performance
		  – Long-term individual contribution
		  – Recognize advancement potential
		• Alignment to shareholder value creation
		• Realized value linked entirely to stock appreciation
		• Retention and attraction

Restricted Stock / Units	Each executive officer has an opportunity for restricted stock unit ("RSU") awards based on his or her role, long-term performance and potential for advancement. Annual RSU grants have a three-year cliff vest. Dividends and dividend equivalents are paid on restricted stock and RSUs at the same rate and time as for shareholders.	• Drive top-tier performance
		  – Long-term individual contribution
		  – Recognize advancement potential
		• Stock ownership/alignment to shareholders
		• Retention and attraction

Program	Description	Program Objective
Executive Benefits and Management Stock Purchase Plan		
Non-Qualified Deferred Compensation Plan	Program that allows U.S. executive officers to defer, on a pre-tax basis, certain defined compensation elements with flexible distribution options to meet future financial goals.	• Provide opportunity for future financial security
Executive Perquisites	Program is limited to financial counseling.	• Retention and attraction • Support personal financial planning needs
Management Stock Purchase Plan ("MSPP")	Executives may elect to defer up to 50% of their cash bonus to purchase Kraft common stock at market value and receive a 25% match in RSUs. Matching RSUs have a three-year cliff vest.	• Stock ownership and alignment to Kraft shareholders • Retention and attraction
Post-Termination Benefits		
Defined Benefit Program	Generally provides for the continuation of a portion of total annual cash compensation (defined as base salary plus annual cash incentive award) based on a formula at the conclusion of the participant's career. This program is not offered to employees hired on or after January 1, 2009. No additional accruals will be made after 2019.	• Retention and attraction • Provide financial security to long-term service executive officers in retirement
Defined Contribution Program (401(k))	All eligible U.S. employees, including executive officers, may defer a portion of their compensation which Kraft will match up to certain limits. Account balances are typically payable at the conclusion of an executive officer's career. This program was enhanced for U.S. employees hired on or after January 1, 2009 who are not eligible for the defined benefit program.	• Retention • Provide opportunity for financial security in retirement
Change in Control Plan	Executive separation program that provides for enhanced benefits in the event of an executive officer's termination following a change in control of Kraft.	• Retention and attraction • Focus on delivering top-tier shareholder value in periods of uncertainty • Support effective transition

ELEMENTS OF EXECUTIVE COMPENSATION AND COMPENSATION PAID TO NAMED EXECUTIVE OFFICERS IN 2013

We discuss below each compensation program element, as well as individual compensation decisions, for NEOs in 2013.

Base Salary

Base salary is the principal "fixed" element of executive compensation at Kraft. In 2013, base salary levels for NEOs were generally targeted at the median of our Compensation Benchmarking Group. The Committee also considered additional factors when reviewing and setting base salaries for the

35

Named Executive Officers, including Kraft's performance and the Named Executive Officer's individual performance, level of responsibility, experience and potential to assume roles with expanded responsibility. The Committee reviews salaries on an annual basis and effects annual changes April 1st for all executive officers.

Name	Salary Increase Effective 4/1/2013	Annualized 2013 Salary	Discussion
Mr. Vernon	0%	$1,000,000	Mr. Vernon did not receive a salary increase in 2013. His salary was increased in October 2012 when he assumed the role of CEO. Mr. Vernon's salary is below the median of our Compensation Benchmarking Group.
Mr. McLevish	1.3%	$771,000	Mr. McLevish's salary increase was within overall company increase guidelines and his salary is above the median of our Compensation Benchmarking Group.
Mr. Cahill	0%	$750,000	Mr. Cahill did not receive a salary increase in 2013. His base salary is consistent with the market and competitive with other Executive Chairmen in similar capacities.
Mr. Gorski	2.7%	$565,000	Mr. Gorski's salary increase was within overall company increase guidelines. Mr. Gorski's salary approximates the median of our Compensation Benchmarking Group.
Ms. Rucker	2.0%	$740,000	Ms. Rucker's salary increase was within overall company increase guidelines. Ms. Rucker's salary is above, but total compensation is below, the median of our Compensation Benchmarking Group.

Annual Incentive Program ("MIP")

The MIP is a cash bonus plan designed to motivate and reward participants, including our Named Executive Officers, for achieving our annual financial and strategic goals. At the beginning of the fiscal year, the Committee approves the range of amounts that an executive officer may earn. The amount paid is based on the results associated with key financial measures achieved during the year and the individual's contribution towards achieving those results.

Incentive Formula

The formula below was used to determine actual 2013 MIP awards for participants, including our Named Executive Officers.



| 2013 Base Salary | x | Target Annual Opportunity (% of Base Salary) | x | Enterprise Performance Rating[1] (0% – 180% of Target) | x | Individual Performance Assessment (0% – 180% of Target) | = | Cash Award Earned[2] (Capped at 250% of Target) |

(1) At the Committee's discretion, it may adjust the enterprise performance rating upwards or downwards by up to 25 percentage points.

(2) Final award earned can be adjusted upwards or downwards by 10% based on diversity results.

Incentive Formula Elements

Target Annual Opportunity %: The target annual opportunity is based on a percentage of base salary and is set at a level that reflects the Named Executive Officer's role and responsibilities. For 2013, the individual target for each Named Executive Officer, as a percentage of base salary, was as follows:

Name	Target Annual Opportunity
Mr. Vernon	150%
Mr. McLevish	90%
Mr. Cahill	100%
Mr. Gorski	70%
Ms. Rucker	70%

Enterprise Performance Rating: The Committee approved the following financial metrics for 2013 to measure business performance and assigned the following weighting based on each measure's relative importance. The Committee chose these metrics because it believes they correlate to total shareholder return.

Enterprise Performance Measures	Weighting
Organic Net Revenue Growth[1][2]	35%
Reported Operating Income[3]	35%
Free Cash Flow[1]	30%

(1) Organic Net Revenue Growth and Free Cash Flow are non-GAAP financial measures. See "— Non-GAAP Financial Measures" for additional information on these measures.

(2) A market share modifier, with a target of growing U.S. market share in more than 51% of our top 17 categories, was tied to the Organic Net Revenue growth measure. The modifier's potential impact of +/- 20 percentage points on the Organic Net Revenue Growth rating is equivalent to +/- 7 percentage points on the total enterprise performance rating.

(3) Market-Based Impacts to Post-Employment Benefit Plans are not included in the calculation of Reported Operating Income for purposes of the MIP performance.

When the enterprise performance meets target goals, the rating will equal 100%. When the enterprise performance is above a target, ratings will exceed 100% and can reach a maximum of 180%. Conversely, when enterprise performance is below a target, ratings will be below 100% (there will be no payment if the minimum performance threshold of 50% is not met). The following table sets forth the 2013 results for each metric and the corresponding performance rating percentage for the 2013 MIP ($ in millions).

Performance Measures	Weighting	Threshold	Target	Maximum	2013 Actual	Performance Rating
Organic Net Revenue Growth[1]	35%	-0.3%	1.7%	3.7%	-0.1%	55%
Reported Operating Income	35%	$3,006	$3,198	$3,390	$3,030	56%
Free Cash Flow	30%	$858	$1,009	$1,261	$1,486	180%
Preliminary Enterprise Performance Rating						93%
Adjustment						-5%
Final Enterprise Performance Rating						**88%**

(1) While we exceeded the market share modifier target and grew market share in 64.7% of our top categories, Kraft's overall market share declined. As a result, management recommended, and the Committee agreed, not to apply the impact of the market share modifier.

Compensation Committee Adjustment %: Although the enterprise performance rating is a formulaic assessment of performance against the three financial measures, the Committee has discretion to adjust the rating upwards or downwards by up to 25 percentage points to account for, among other things, innovation, portfolio management, talent management and the quality of our results. Based on these evaluation criteria, the Committee adjusted the 2013 rating downwards by 5 percentage points.

Individual Performance Assessment: The Committee assesses each executive's individual performance and considers contributions to Kraft's overall performance and the achievement of individual performance objectives established at the beginning of the year. The Committee establishes individual performance ratings based on these assessments. The individual performance rating scale and related payout ranges for 2013 were as follows:

Performance Rating	Payout as % of Target
Surpassed	140%—180%
Delivered	80%—120%
Missed	0%—50%

Mr. Vernon provided the Committee with an individual performance assessment for each of his direct reports, including Messrs. McLevish and Gorski and Ms. Rucker. In establishing each of these individual's performance rating, the Committee reviewed and discussed Mr. Vernon's recommendations and took into account each individual's performance. The Committee also assessed the individual performance for Messrs. Vernon and Cahill. The Committee took into account contributions to the organization, such as operational efficiency, leadership, quality of results and talent management. Specific contributions the Committee considered are discussed in more detail in the table below, which describes each NEO's actual 2013 MIP award.

2013 Annual Cash Incentive Awards for NEOs

All Named Executive Officers received annual cash incentives in accordance with the 2013 MIP, which were paid in March 2014. The qualitative factors the Committee considered when determining the NEO's individual performance rating are described in the table below. In addition to the summary commentary below, each NEO exceeded his or her diversity goals for 2013.

Name	2013 MIP Award[1]	Individual Performance Factors
Mr. Vernon	$1,452,000	Mr. Vernon's individual performance rating primarily reflected delivery against business metrics and strategic initiatives, including over-delivery of Free Cash Flow, strong cost management, best in class innovation performance, strategic and effective advertising investments, and significant improvement of the culture at Kraft, as well as strategic messaging to both employees and shareholders.
Mr. McLevish	$671,695	Mr. McLevish's individual performance rating primarily reflected delivery against key financial business metrics, including over-delivery of Free Cash Flow and strong cost management. In addition, Mr. McLevish was instrumental in establishing the organization's long-term business processes strategy and successfully transitioning the CFO role.
Mr. Cahill	$798,600	Mr. Cahill's performance rating primarily reflected his significant contributions to the long-term strategy of Kraft, executing on our investor strategy, and his leadership of the Board of Directors.

Name	2013 MIP Award[1]	Individual Performance Factors
Mr. Gorski	$535,982	Mr. Gorski's individual performance rating primarily reflected his delivery of best in class manufacturing productivity results, including significant reductions in days inventory on hand and improvements in integrated Lean Six Sigma and plant safety.
Ms. Rucker	$802,278	Ms. Rucker's individual performance rating primarily reflected her strategic leadership and significant contributions with respect to Kraft's corporate, governance, regulatory, litigation, communication and compliance matters in an increasingly complex external environment. She also played a key role in 2013 in driving Kraft's corporate initiatives and key platforms.

(1) All NEOs elected to defer a portion of this annual incentive into the MSPP. More information on the MSPP is covered below under "— Other Executive Compensation Items — Management Stock Purchase Plan (MSPP)."

Long-Term Incentive Compensation

Our long-term incentive ("LTI") compensation is designed to focus executives on long-term shareholder value and to reward their contribution to Kraft's long-term growth and performance. Generally, our LTI compensation achieves this objective by using three compensation elements that are heavily based upon the performance of Kraft stock: non-qualified stock options, RSUs and performance shares. Because their value is dependent on appreciation in Kraft's share price, stock options strongly support the objectives of ensuring that pay is aligned with shareholder value. The use of RSUs provides stock ownership and a retention benefit. The use of performance shares is designed to ensure that the amount of LTI compensation granted is linked to both increases in shareholder value and the achievement of important multi-year performance objectives.

2013 LTI Grants

In 2013, our LTI compensation elements were allocated as follows for each NEO, other than Mr. Cahill: 60% as performance shares, 20% as stock options and 20% as RSUs. The Committee believes that the mix of these elements balances the retention value of RSUs with the performance aspect of stock options and performance shares.

2013 LTI Mix



39

The target value of the LTI award is generally prescribed by an executive's salary band and is determined based on detailed compensation market analysis. The actual planned award can range from 50% to 150% of target based on, among other things, sustained performance, experience, retention and potential for advancement. LTI awards are initially denominated in a dollar value. Once the dollar value is determined, the actual awards are converted to shares based on our stock price on the grant date established by the Committee and the LTI mix.

Name	LTI Target	Actual Planned Award[1][2]	Discussion
Mr. Vernon	$5,550,000	$5,775,000	Mr. Vernon's LTI grant was above target in recognition of his work related to the Spin-Off and contributions as CEO. The award amount is below the median of our Compensation Benchmarking Group.
Mr. McLevish	$2,400,000	$2,400,000	Mr. McLevish's LTI grant is consistent with prior years' LTI awards. Based on his experience and prior roles, this grant was above the median of our Compensation Benchmarking Group, but consistent with our pay philosophy.
Mr. Cahill[3]	$4,500,000	$4,500,000	Mr. Cahill's LTI grant is consistent with market levels and competitive with other Executive Chairmen.
Mr. Gorski	$900,000	$900,000	Mr. Gorski's LTI grant was planned at target due to his short tenure at Kraft at the time of grant. The award is below the median of our Compensation Benchmarking Group.
Ms. Rucker	$1,000,000	$1,000,000	Ms. Rucker's LTI grant was planned at target due to her short tenure at Kraft at the time of grant. The award is below the median of our Compensation Benchmarking Group.

(1) Actual awards reflect the intended value of the award at target. The number of stock options, RSUs and target performance shares were determined based on our closing stock price on February 25, 2013. Due to the applicable accounting treatment of these awards, the award values in the tables under "Executive Compensation Tables" may differ from the amounts reported in this column.

(2) Actual award amounts granted in 2013 are presented in the table under "Executive Compensation Tables—Grants of Plan-Based Awards."

(3) Mr. Cahill does not receive performance shares as part of his LTI award. His award was allocated 25% to stock options and 75% to RSUs.

2013—2015 Performance Share Grants

The allocation of target performance shares represents 60% of each NEO's (with the exception of Mr. Cahill who did not receive a grant of performance shares) 2013 LTI target value. The 2013—2015 performance share plan has performance measures over the three-year period that determine the actual shares awarded. Executives earn a specific number of shares of Kraft common stock based on actual performance against goals set at the beginning of the period and Relative Total Shareholder Return compared to the companies in the Performance Peer Group. An executive's individual performance is not a factor for the determination of the final performance share payout.

Formula

Target Performance Shares (60% of total LTI award divided by Kraft's stock price on 2/25/13)	x	2013—2015 Performance Rating[1] Based on the performance measures noted below (0% – 200% of Target)	=	Performance Shares Awarded

(1) At the Committee's discretion, it may adjust the performance rating upwards or downwards by up to 25 percentage points.

Financial Performance Measures and Weightings

In May 2013, the Committee approved the performance measures listed below for our 2013—2015 performance share plan because it believes the measures are strongly correlated to total shareholder return. The Committee also approved the performance share business targets, payout curves, measures and weightings. The measures and weightings are indicated in the chart below:

2013—2015 Performance Share Measures	Weighting
Organic Net Revenue Growth[1]	20%
Reported EPS Growth[2]	20%
Cumulative Free Cash Flow[1]	20%
Relative Total Shareholder Return	40%

(1) Organic Net Revenue Growth and Free Cash Flow are non-GAAP financial measures. See "— Non-GAAP Financial Measures" for additional information on these measures.

(2) Market-Based Impacts to Post-Employment Benefit Plans are not included in the calculation of Reported EPS Growth for purposes of our performance share plan.

We do not publicly disclose specific performance share plan targets for performance measures on a prospective basis. Revealing specific objectives prospectively would provide competitors and other third parties with insights into our confidential planning process and strategies, thereby causing competitive harm. At the time approved, the performance goals are designed to be challenging, and there is a risk that achieved performance will be less than target goals resulting in a payout less than the target amount. Relative Total Shareholder Return targets the median of our Performance Peer Group. Performance above the Performance Peer Group median would result in payouts above target and performance below the Performance Peer Group median would result in payouts below target for the Relative Total Shareholder Return component. Performance below the 25th percentile would result in no payout for this measure.

2011—2013 Performance Share Grants

Prior to the Spin-Off, Mondelēz International granted performance shares to Messrs. Vernon and McLevish that may be earned over the three-year performance period from January 1, 2011 to December 31, 2013. This performance period was split into two distinct performance periods. The first performance period was the 21-month period from January 1, 2011 through September 30, 2012 and includes measures, targets, results and benchmark groups that were approved by Mondelēz International's compensation committee. The second period was the 15-month period from October 1, 2012 through December 31, 2013 and includes the measures, targets, results and benchmark groups approved by our Committee. For purposes of calculating incentive payouts, the final performance results are a weighted average of the two performance periods. Shares of Kraft stock were awarded based on the combined performance results and ranged from 0% to 200% of target. No individual performance assessment was used in the calculation. No dividends or dividend equivalents were paid or earned on the performance shares.

2011—2013 Incentive Formula

The Committee used the formula below to determine actual awards for participants in the 2011—2013 performance share plan, including Messrs. Vernon and McLevish.

Base Salary (at beginning of performance period)	x	**Target Performance Share Opportunity**[1] (% of base salary; target # of shares determined at outset of period)	x	**Enterprise Performance Rating**[2] (0%-200% of Target)	=	**Performance Shares Awarded**

(1) Target performance shares of Mondelēz International were converted to target performance shares of Kraft Foods Group, Inc. at the time of the Spin-Off.

(2) The enterprise performance rating could have been increased or decreased by up to 25 percentage points at the Committee's discretion. No discretionary adjustment was applied by the Committee for the 2011—2013 performance period.

2011—2013 Incentive Formula Elements

Target Performance Share Opportunity Percentage: The target opportunity percentage was calculated as a percentage of the executive's base salary at the beginning of the performance period. The performance share target opportunity percentages for Messrs. Vernon and McLevish on January 1, 2011 are indicated in the chart below.

Name[1]	**Target Opportunity**
Mr. Vernon	170% of base salary
Mr. McLevish	170% of base salary

(1) Messrs. Cahill and Gorski and Ms. Rucker were not employees at the beginning of the 2011—2013 performance period, and were not eligible to participate in the 2011—2013 performance share grant.

Enterprise Performance Rating: As discussed above, the 2011—2013 performance period was divided into two distinct performance periods due to the Spin-Off in October 2012. At the time of the Spin-Off, the results of the pre-spin portion of the period were determined. Following the Spin-Off, the Committee approved revised targets and payout curves for the post-spin portion of the period. The final 2011—2013 performance share performance rating reflects the weighted average between the pre-spin and post-spin results.

Enterprise Performance Measures	**Weighting**
Organic Net Revenue Growth[1]	25%
Adjusted/Reported EPS Growth[1][2]	25%
Relative Total Shareholder Return	50%

(1) Organic Net Revenue Growth and Adjusted EPS Growth are non-GAAP financial measures. See "— Non-GAAP Financial Measures" for additional information on these measures.

(2) Market-Based Impacts to Post-Employment Benefit Plans are not included in the calculation of Reported EPS Growth for purposes of our performance share plan.

2011—2013 Performance Share Results

Pre-Spin Performance Share Results

Key Financial Metric	Weighting	Threshold	Target	Top Tier	Max	Actual	Performance Rating
Organic Net Revenue Growth	25%	3.0%	4.5%	6.0%	7.5%	5.4%	131%
Adjusted EPS Growth	25%	5.5%	7.5%	9.5%	11.5%	12.1%	200%
Annualized Relative Total Shareholder Return[1]	50%	25th percentile	50th percentile	75th percentile	90th percentile	93rd percentile	200%
					Pre-Spin Performance Rating		**183%**

(1) The Performance Peer Group for the period January 1, 2011 through September 30, 2012 included Campbell Soup Co., The Coca-Cola Co., ConAgra Foods, General Mills, Group Danone, H.J. Heinz Co., The Hershey Company, Kellogg Company, Nestle S.A., PepsiCo, Sara Lee Corporation and Unilever N.V.

Post-Spin Performance Share Results

Key Financial Metric	Weighting	Threshold	Target	Top Tier	Max	Actual	Performance Rating
Organic Net Revenue Growth	25%	+1.0%	+1.7%	+2.4%	+3.1%	-0.1%	0%
Reported EPS	25%	$2.75	$2.90	$3.03	$3.15	$2.84	80%
Annualized Relative Total Shareholder Return[1]	50%	25th percentile	50th percentile	75th percentile	90th percentile	29th percentile	59%
					Post-Spin Performance Rating		**49%**

(1) The Performance Peer Group for the period October 1, 2012 through December 31, 2013 included Archer Daniels Midland Co, Campbell Soup Co., ConAgra Foods, General Mills, The Hershey Company, Hormel Foods, Kellogg Co., McCormick and Co., Mead Johnson Nutrition, Mondelēz International, J.M. Smucker Co. and Tyson Foods Inc.

2011—2013 Final Weighted Average Performance Share Results

Year	Months Weighed	Performance Rating
Pre-Spin Results (Jan. 1, 2011 to Sept. 30, 2012)	21/36 months	183%
Post-Spin Results (Oct. 1, 2012 to Dec. 31, 2013)	15/36 months	49%
Final 2011-2013 Results		**127%**

No individual or business unit performance factors were used to calculate the performance share award results. The chart below shows the performance share payouts for Messrs. Vernon and McLevish for the 2011—2013 performance period.

Name	Target Award (Shares)	Actual Award (Shares)	Award Value at Vesting[1]
Mr. Vernon	37,104	47,123	$2,504,682
Mr. McLevish	37,104	47,123	$2,504,682

(1) Award value is based on the average of the high and low Kraft stock price of $53.152 on February 11, 2014, the vesting date.

OTHER EXECUTIVE COMPENSATION ITEMS

2013 Special Award

On September 13, 2013, the Committee awarded Mr. Gorski $1,000,000 in target performance shares due to the extraordinary role he is expected to play in helping Kraft achieve our long-term corporate objectives through developing and executing critical productivity strategies across the corporation. The target number of performance shares approximates the annual LTI grant value for Mr. Gorski's level, and was determined using Kraft's closing stock price on September 13, 2013. These target shares have a potential payout of 0% to 200% that will be made in the first quarter of 2017 depending upon the achievement of pre-established targets. The performance period for this award is the three-year period of January 1, 2014 – December 31, 2016.

Voluntary Non-Qualified Deferred Compensation

U.S. Deferred Compensation Plan

In 2013, certain U.S. senior management, including our Named Executive Officers, were eligible for a voluntary non-qualified deferred compensation plan. The program is similar to those provided to executive officers at many of the companies within the Compensation Benchmarking Group and is provided as a means to defer compensation for financial planning purposes. The deferred compensation plan provides an opportunity for executives to defer, on a pre-tax basis, up to 50% of their salary and up to 100% of their annual cash incentive awards. Interest rates are not above market rates.

U.S. Supplemental Benefits Plan

We also provide a non-qualified program, the Kraft Foods Group, Inc. Supplemental Benefits Plan, for eligible U.S. employees whose compensation exceeds the compensation limit established by the Internal Revenue Code (the "Code") for tax-qualified plan contributions. Under this program, and consistent with all other eligible employees, we provide a company match on contributions of base salary and annual cash incentive awards. This program was enhanced for eligible U.S. employees hired on or after January 1, 2009 who are not eligible for the defined benefit program.

Management Stock Purchase Plan (MSPP)

The MSPP provides a cost- and tax-effective way for executives to increase their level of ownership of Kraft stock. The MSPP allows Named Executive Officers, as well as other executives, to voluntarily defer up to 50% of their pre-tax annual incentive awards into Kraft stock-based deferred compensation units ("DCUs"). Kraft provides a match equal to 25% of the deferral value in the form of RSUs. Amounts are deferred for three years and any matching RSUs vest 100% at the end of the three years. Dividend equivalents on DCUs and matching RSUs are paid on a current basis throughout the deferral period. The Committee believes that in addition to encouraging stock ownership, the MSPP further aligns management and shareholder interests while also providing an additional retention incentive. The first deferrals under this program began in 2014 for 2013 MIP awards. During 2013, all NEOs participated in the MSPP.

Perquisites

Our Named Executive Officers do not receive perquisites, other than a financial counseling allowance. Taxes on all perquisites are the sole responsibility of the Named Executive Officer. The type and total value of perquisites we offer are generally less than those offered by the median of companies within the Compensation Benchmarking Group. The Committee believes that this perquisite is important for retention and recruitment purposes. Specific executive officer perquisites are listed in the footnotes to the Summary Compensation Table under "Executive Compensation Tables." Other than the financial counseling allowance, executive officers receive the same benefits as other Kraft employees.

Post-Termination Compensation

Post-termination compensation consists of both separation pay and retirement benefits.

Change in Control Plan

Our CIC Plan applies to senior management. The provisions in the CIC Plan are consistent with similar plans maintained by companies in the Compensation Benchmarking Group, including eligibility, severance benefit levels and treatment of cash and equity incentive compensation. The separation payments are structured to help assure that key personnel, including our Named Executive Officers, would be available to assist in the successful transition following a change in control and provide a competitive level of severance protection if the executive officer is involuntarily terminated without cause following a change in control. Under the CIC Plan, Mr. Vernon is entitled to three times, and the other Named Executive Officers (except Mr. Cahill) two times, base salary plus target annual incentive as cash severance if terminated within 24 months following a change in control without cause or in the case of such Named Executive Officer's voluntary resignation with good reason. Mr. Cahill transitioned to non-executive Chairman on March 8, 2014 and is no longer eligible to participate in the CIC Plan. Restricted stock, RSUs and stock options only vest upon a change in control if the participant is terminated without cause or resigns for good reason within two years following the change in control or if the acquiring entity does not assume the awards ("double trigger"). Upon a change in control, outstanding performance share periods are cashed out on a prorated basis for the portion of the period completed prior to the change in control based upon the target value of the award. The severance arrangements and other benefits provided under the CIC Plan (as well as the equity treatment upon certain separations in the event of a change in control) are described under "Executive Compensation Tables — Potential Payments upon Termination or Change in Control."

Non-Change in Control Severance Agreements

We do not have individual severance or employment agreements with any of our Named Executive Officers, except for Mr. McLevish. In order to effectively retain Mr. McLevish, we entered into a letter agreement on November 21, 2012, which outlines certain compensation treatment upon termination. The letter agreement provides that, upon any termination of employment of Mr. McLevish, without cause, either voluntary or involuntary, Mr. McLevish would receive a prorated portion of his annual target cash incentive award payable based on actual business performance and paid at the same time as Kraft makes payments to active employees. The letter agreement also provides that his unvested restricted stock awards or RSU awards and performance shares granted under our performance share plans would vest pro-rata based on the number of full years completed in the vesting period or performance period, as applicable. However, if Mr. McLevish voluntarily terminates, any unvested shares granted on November 16, 2012 would be forfeited. The number of performance shares that vest would also be based on the actual performance rating for each applicable performance period, and the shares would be delivered to Mr. McLevish at the same time as active employees' awards vest. In addition, Mr. McLevish's unvested options granted in the years prior to his termination date would continue to vest in accordance with their terms, and he would have the full terms of the options to exercise. Any option awards granted in the year of his termination would be forfeited. Further, Mr. McLevish agrees that upon termination, he will be subject to a general release of claims with respect to Kraft and non-compete, non-solicitation and confidentiality restrictions. The non-compete and non-solicitation restrictions would be in force for two years after he leaves Kraft. In December 2013, we announced that Mr. McLevish was transitioning from the CFO role on December 28, 2013 and would remain with Kraft in a senior non-officer position until April 1, 2014 to lead some corporate initiatives. In connection with Mr. McLevish's departure in April 2014, the Committee agreed to vest one-third of his 2013–2015 performance share award and 100% of his November 2012 RSU award. The performance share award will vest on its original vesting date in February 2016. All other terms of his compensation will be consistent with his letter agreement described above.

For all other Named Executive Officers, we maintain a broad-based severance plan in the United States that provides for certain severance payments in the event of job elimination or a workforce reduction. Similar plans are generally available in other countries where we have employees. The plans facilitate recruitment and retention, as most of the companies in the Compensation Benchmarking Group offer similar benefits to their executives. The severance arrangements and other benefits provided for under these severance plans are described under "Executive Compensation Tables — Potential Payments upon Termination or Change in Control."

Retirement Benefits

In the United States, employees, including our current Named Executive Officers, hired on or after January 1, 2009 are not eligible to participate in either a tax-qualified or supplemental defined benefit retirement plan. Instead, these U.S. employees, including our Named Executive Officers, except Mr. McLevish, are eligible to participate in an enhanced defined contribution program. The defined benefit plan was closed to new participants after December 31, 2008. In addition, accruals under the defined benefit pension plan will cease after 2019. Accrued amounts and additional details of these retirement programs are presented in the Pension Benefits Table and the accompanying narrative to the table under "Executive Compensation Tables." The Committee believes that both the U.S. tax-qualified and supplemental defined contribution plans are integral parts of our overall executive compensation program. The supplemental defined contribution program is important because it encourages executive officers, including our Named Executive Officers, to save for retirement. The Committee believes that our Named Executive Officers should be able to defer the same percentage of their compensation, and receive the corresponding Kraft matching contributions, as all other eligible employees, without regard to the compensation limit established by the Code, for tax-qualified plan contributions. As stated previously, employees hired on or after January 1, 2009 are eligible to participate in an enhanced defined contribution program. This enhanced program is offered to eligible U.S. employees not eligible to participate in the tax-qualified or supplemental defined benefit plans. Accrued amounts and additional details of each of the non-qualified deferred compensation programs offered to Named Executive Officers are presented in the Non-Qualified Deferred Compensation Benefits Table and the accompanying narrative to the table under "Executive Compensation Tables."

Stock Ownership Guidelines and Holding Requirements

To align the interests of our Named Executive Officers with the interests of our shareholders, we have established significant stock ownership guidelines and holding requirements. Under Kraft's stock ownership guidelines, Named Executive Officers are required to own shares of common stock equal to a specified multiple of their annual base salary. The applicable levels are as follows:

CEO	6x salary
Executive Chairman[1]	5x salary
Other Named Executive Officers	4x salary

(1) Following Mr. Cahill's transition to non-executive Chairman on March 8, 2014, Mr. Cahill is required to hold 5x the annual Board cash retainer.

Shares of Kraft common stock, including sole ownership, direct purchase plan shares, restricted shares, RSUs, DCUs and such holdings in accounts over which the Named Executive Officer has direct or indirect ownership or control, all count as stock ownership. Stock options and unearned performance shares are not counted. Named Executive Officers have five years from the date of hire and three years from the date they first become subject to a particular level of stock ownership to meet the ownership requirement. As a result of the stock treatment at Spin-Off, each NEO received additional time to meet the stock ownership requirement. Mr. McLevish has three years from the date of the Spin-Off to attain the required level of Kraft stock while Messrs. Vernon, Cahill and Gorski and Ms. Rucker have five years from the date of the Spin-Off to attain their respective required level of Kraft stock. In the event that a Named Executive Officer does not meet the required levels of stock ownership, the CEO or Committee may take further action as he or it deems appropriate to ensure that the guidelines are met. In addition to the stock ownership guidelines described above, we impose holding requirements on our Named Executive Officers that mandate 100% of all shares acquired from stock option exercises or vesting of restricted stock, RSUs or performance shares, net of shares withheld for taxes or payment of exercise price, to be held until the stock ownership guidelines are met. Further, once the stock ownership guidelines are met, a Named Executive Officer must hold 100% of these shares acquired for at least one year after exercise or vesting.

Recoupment of Executive Incentive Compensation in the Event of Certain Restatements

The Board or the Committee may determine that, as a result of a restatement of Kraft's financial statements, an executive officer received more compensation than the executive officer would have received absent the incorrect financial statements. The Board or the Committee, in its discretion, may then take such actions as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such actions may include, to the extent permitted by applicable law:

- requiring the executive officer to repay some or all of any bonus or other incentive compensation paid;

- requiring the executive officer to repay any gains realized on the exercise of stock options or on the open-market sale of vested shares;

- canceling some or all of the executive officer's restricted stock or RSU awards and outstanding stock options;

- adjusting the executive officer's future compensation; or

- terminating or initiating legal action against the executive officer.

Anti-Hedging Policy and Pledging and Trading Restrictions

Our insider trading policy limits the timing and types of transactions in Kraft securities by executive officers, including our Named Executive Officers. Among other restrictions, the policy:

- allows executive officers to trade company securities only during window periods (following earnings releases) and only after they have pre-cleared transactions;

- prohibits executive officers from short-selling company securities or "selling against the box" (failing to deliver sold securities);

- prohibits executive officers (and any member of the Section 16 officer's family sharing the same household) from transactions in puts, calls or other derivatives on Kraft securities on an exchange or in any other organized market, as well as any other derivative or hedging transactions on Kraft securities; and

- prohibits executive officers from holding Kraft securities in a margin account or pledging Kraft securities as collateral for a loan.

Impact of Tax and Accounting Policies

It is our policy to consider the tax and accounting treatment of our compensation arrangements when designing the arrangements and making compensation decisions, including the tax deductibility of the compensation. Under Section 162(m) of the Code, our ability to deduct compensation paid to our CEO and our next three highest paid executive officers, other than our CFO (the covered employees), is generally limited to $1.0 million annually unless the excess compensation qualifies as performance-based compensation. While the Committee considers the tax deductibility of the compensation it awards, it has retained discretion to authorize payments that may not be tax-deductible, if it believes that such payments are in the best interest of shareholders.

NON-GAAP FINANCIAL MEASURES

While we report our financial results in accordance with U.S. GAAP, our financial targets under our annual incentive and LTI programs are based on non-GAAP financial measures. A description of each of these non-GAAP financial measures is set forth in the chart below.

Measure	Description
Organic Net Revenue Growth	We currently define Organic Net Revenue Growth as the growth of net revenues excluding the impact of transactions with Mondelēz International, acquisitions, divestitures (including the termination of a full line of business due to the loss of a licensing or distribution arrangement, and the complete exit of business out of a foreign country), currency and the 53rd week of shipments in 2011. Organic Net Revenue Growth can reflect growth in our base business growth by excluding the impact of certain one-time factors and facilitates comparisons against prior years.
Free Cash Flow	We define Free Cash Flow as cash flow from operations less capital expenditures. Free Cash Flow reflects Kraft's cash available for uses including investments in growth and product development and it reflects Kraft's ability to generate cash while maintaining its fixed assets.
Adjusted EPS Growth	Adjusted EPS Growth is equal to the growth of our earnings per share from continuing operations, excluding certain impacts related to acquisition costs and other one-time impacts. This measure reflects the growth rate of Kraft's underlying business by eliminating certain one-time factors and facilitates comparisons across multiple years.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total Compensation ($)
W. Anthony Vernon Chief Executive Officer	2013	1,000,000	—	6,191,092	724,828	1,089,051	—	185,286	9,190,257
	2012	920,404	—	3,957,450	790,866	947,625	—	216,616	6,832,961
	2011	758,081	—	2,016,702	506,803	1,167,000	—	133,055	4,581,641
Timothy R. McLevish Executive Vice President and Former Chief Financial Officer[6]	2013	768,308	—	2,803,860	301,219	335,903	313,583	83,756	4,606,629
	2012	761,000	—	4,170,162	489,593	926,259	488,608	100,845	6,936,467
	2011	758,081	—	2,066,667	542,976	980,000	292,451	90,244	4,730,419
John T. Cahill Executive Chairman[7]	2013	750,000	—	3,874,164	705,973	399,311	—	267,331	5,996,779
	2012	735,577	—	3,875,341	956,202	748,125	—	217,308	6,532,553
Robert J. Gorski Executive Vice President, Integrated Supply Chain	2013	560,962	—	2,321,497	112,962	268,027	—	77,052	3,340,500
Kim K. W. Rucker Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary	2013	735,962	475,000[8]	1,494,994	125,532	401,153	—	88,808	3,321,449

(1) The stock awards column includes awards of restricted stock, RSUs, performance shares and DCUs. For restricted stock, RSUs and DCUs, the amounts shown in this column represent the full grant date fair value of the stock awards granted in each year as computed in accordance with FASB ASC Topic 718. For performance shares, the amounts are based on the probable outcome of the performance conditions as of the grant date. Assumptions used in calculating these amounts are included in Note 8 to the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the "Form 10-K"). Below are breakouts of the 2014—2016, 2013—2015, 2012—2014 and 2011—2013 performance share grant date fair values assuming the probable achievement of the performance levels at the time of grant and the maximum achievement of the performance levels (in the case of maximum, based on the maximum number of shares subject to each award multiplied by the stock price on the grant date). Mr. Cahill has not received a performance share grant.

Name	Performance Period	Grant Date Fair Value ($)	Payment at Maximum Performance ($)
Mr. Vernon	2013—2015	4,582,020	8,394,131
	2012—2014	2,157,266	4,230,555
	2011—2013	1,316,552	2,550,469
Mr. McLevish	2013—2015	1,904,128	3,488,308
	2012—2014	1,319,608	2,587,848
	2011—2013	1,316,552	2,550,469
Mr. Gorski	2014—2016	1,091,745	2,000,046
	2013—2015	714,434	1,308,823
Ms. Rucker	2013—2015	793,541	1,453,745

(2) The amounts shown in this column represent the full grant date fair value of the option awards granted in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in calculating these amounts are included in Note 8 to the consolidated financial statements contained in the Form 10-K.

(3) The amounts shown in this column represent cash awards earned under our Annual Cash Incentive Program (MIP), which are paid in March of the following year, excluding the portion, if any, the NEO elected to defer pursuant to the MSPP. As described in the CD&A under "Other Executive Compensation Items — Management Stock Purchase Program (MSPP)," executives may elect to defer up to 50% of their annual cash incentive award into DCUs. The MSPP provides a match equal to 25% of the deferral value in the form of RSUs. The DCUs and the RSU match are included in the "Stock Awards" column.

(4) The amounts shown in this column for Mr. McLevish represent the aggregate increase in the actuarial present value of his benefits under our U.S. tax-qualified pension plans and U.S. supplemental defined benefit pension plans. U.S. employees hired on or after January 1, 2009, including Messrs. Vernon, Cahill and Gorski and Ms. Rucker, are not eligible to participate in Kraft's pension plans.

(5) The amounts shown in the "All Other Compensation" column for 2013 consist of the following:

	Mr. Vernon ($)	Mr. McLevish ($)	Mr. Cahill ($)	Mr. Gorski ($)	Ms. Rucker ($)
Financial counseling allowance	10,000	7,500	7,500	7,500	7,500
Employer match on defined contribution plans	175,286	76,256	134,831	69,552	78,687
Annual housing and transportation allowance(a)	—	—	125,000	—	—
Payments in connection with relocation(b)	—	—	—	—	2,621
Total All Other Compensation	**185,286**	**83,756**	**267,331**	**77,052**	**88,808**

(a) Under the terms of Mr. Cahill's offer letter, as Executive Chairman, he received an annual allowance of $125,000 in lieu of relocation to cover housing and transportation expenses.

(b) These payments were made in connection with Ms. Rucker's relocation.

(6) Mr. McLevish served as our Chief Financial Officer through December 28, 2013.

(7) Mr. Cahill transitioned to non-executive Chairman effective March 8, 2014.

(8) Under the terms of Ms. Rucker's offer letter, she received a special cash bonus payable on the first anniversary of her hire date.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise Price of Option Awards(5) ($/Share)	Grant Date Fair Value of Stock and Option Awards(6) ($)
Mr. Vernon	—	MIP	1,500,000	3,750,000	—	—	—	—	—	—
	02/25/2013	RSUs	—	—	—	—	24,720	—	—	1,155,413
	02/25/2013	Stock Options	—	—	—	—	—	172,990	46.74	724,828
	05/21/2013	Performance Shares	—	—	74,140	148,280	—	—	—	4,582,020
	03/07/2014	DCUs	—	—	—	—	6,522	—	—	362,949
	03/07/2014	RSUs—Match	—	—	—	—	1,630	—	—	90,710
Mr. McLevish	—	MIP	693,900	1,734,750	—	—	—	—	—	—
	02/25/2013	RSUs	—	—	—	—	10,270	—	—	480,020
	02/25/2013	Stock Options	—	—	—	—	—	71,890	46.74	301,219
	05/21/2013	Performance Shares	—	—	30,810	61,620	—	—	—	1,904,128
	03/07/2014	DCUs	—	—	—	—	6,034	—	—	335,792
	03/07/2014	RSUs—Match	—	—	—	—	1,508	—	—	83,920
Mr. Cahill	—	MIP	750,000	1,875,000	—	—	—	—	—	—
	02/25/2013	RSUs	—	—	—	—	72,210	—	—	3,375,095
	02/25/2013	Stock Options	—	—	—	—	—	168,490	46.74	705,973
	03/07/2014	DCUs	—	—	—	—	7,175	—	—	399,289
	03/07/2014	RSUs—Match	—	—	—	—	1,793	—	—	99,780

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise Price of Option Awards[5] ($/Share)	Grant Date Fair Value of Stock and Option Awards[6] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Mr. Gorski	—	MIP	395,500	988,750						
	02/25/2013	RSUs	—	—	—	—	3,860	—	—	180,416
	02/25/2013	Stock Options	—	—	—	—	—	26,960	46.74	112,962
	05/21/2013	Performance Shares	—	—	11,560	23,120	—	—	—	714,434
	09/13/2013	Performance Shares	—	—	18,437	36,874	—	—	—	1,091,745
	03/07/2014	DCUs	—	—	—	—	4,815	—	—	267,955
	03/07/2014	RSUs—Match	—	—	—	—	1,203	—	—	66,947
Ms. Rucker	—	MIP	518,000	1,295,000	—	—	—	—	—	—
	02/25/2013	RSUs	—	—	—	—	4,280	—	—	200,047
	02/25/2013	Stock Options	—	—	—	—	—	29,960	46.74	125,532
	05/21/2013	Performance Shares	—	—	12,840	25,680	—	—	—	793,541
	03/07/2014	DCUs	—	—	—	—	7,208	—	—	401,125
	03/07/2014	RSUs—Match	—	—	—	—	1,802	—	—	100,281

(1) The target amounts represent the potential cash payout if both business and individual performance are at target levels under our 2013 MIP and exclude potential deferrals pursuant to the MSPP. Actual amounts under our 2013 MIP are disclosed in the Summary Compensation Table. The maximum amounts are equal to 250% of target. There are no threshold amounts under the program.

(2) The performance shares granted on May 21, 2013 were granted under our 2013—2015 performance share plan. The target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels. Actual shares awarded under the 2013—2015 performance share plan are scheduled to be settled in February 2016. Dividend equivalents will accrue during the performance period and will be settled in shares based on the final shares earned at the end of the performance period. The performance shares granted on September 13, 2013 represent the number of shares of common stock that will be earned during the 2014—2016 performance cycle if each of the performance metrics are achieved at target levels. Actual shares awarded for this grant are scheduled to be settled in February 2017. Dividend equivalents will accrue during the performance period and will be settled in shares based on the final shares earned at the end of the performance period.

(3) Under the MSPP, executives could elect to defer up to 50% of their 2013 MIP awards into DCUs. The "RSUs—Match" were issued pursuant to the MSPP as a 25% match of the deferred portion of the NEO's 2013 MIP award. These RSUs—Match will vest on March 7, 2017, subject to the NEO's continued employment through the vesting date. Although the match occurs in 2014 when the 2013 MIP is paid and subsequently deferred into the MSPP, the match RSUs are treated as if they were granted during 2013 for purposes of this table, the Summary Compensation Table, the Outstanding Equity Awards at Fiscal Year-End Table and the tables under "— Potential Payments upon Termination or Change in Control — Potential Payout upon an Involuntary Termination Due to a Change in Control at Fiscal Year-End 2013" and "— Potential Payments upon Termination or Change in Control — Potential Payout upon Other Types of Separations."

(4) The stock option awards will vest in one-third increments on the first, second, and third anniversaries of the grant date, subject to the NEO's continued employment through each such vesting date.

(5) Reflects the closing stock price of our common stock on the grant date.

(6) The amounts represent the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718. Assumptions used in calculating these amounts are included in Note 8 to the consolidated financial statements contained in the Form 10-K.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

			Option Awards[1]				Stock Awards[2]			
Name	Grant Date	Stock Ticker	Number of Securities Underlying Un-exercised Options Exercisable (#)	Number of Securities Underlying Un-exercised Options Unexerci-sable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. Vernon	02/23/2010	KRFT	44,619	—	30.207	02/21/2020	—	—	—	—
	02/23/2011	KRFT	—	—	—	—	7,333	393,855	—	—
	02/23/2011	KRFT	29,035	14,958	32.984	02/23/2021	—	—	—	—
	01/02/2012	KRFT	—	—	—	—	—	—	51,723	2,778,042
	02/23/2012	KRFT	—	—	—	—	9,213	494,830	—	—
	02/23/2012	KRFT	18,238	37,029	39.379	02/23/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	16,560	889,438	—	—
	02/25/2013	KRFT	—	—	—	—	24,720	1,327,711	—	—
	02/25/2013	KRFT	—	172,990	46.740	02/25/2023	—	—	—	—
	05/21/2013	KRFT	—	—	—	—	—	—	74,140	3,982,059
	03/07/2014	KRFT	—	—	—	—	1,630	87,547	—	—
	02/23/2010	MDLZ	133,860	—	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	22,000	768,020	—	—
	02/23/2011	MDLZ	87,106	44,874	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	27,640	964,912	—	—
	02/23/2012	MDLZ	54,714	111,086	24.869	02/23/2022	—	—	—	—
Mr. McLevish	02/04/2008	KRFT	31,666	—	30.559	02/02/2018	—	—	—	—
	02/20/2009	KRFT	49,360	—	24.500	02/20/2019	—	—	—	—
	02/23/2010	KRFT	51,479	—	30.207	02/21/2020	—	—	—	—
	02/23/2011	KRFT	—	—	—	—	7,856	421,946	—	—
	02/23/2011	KRFT	31,107	16,026	32.984	02/23/2021	—	—	—	—
	01/02/2012	KRFT	—	—	—	—	—	—	31,639	1,699,331
	02/23/2012	KRFT	—	—	—	—	5,703	306,308	—	—
	02/23/2012	KRFT	11,290	22,924	39.379	02/23/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	4,420	237,398	—	—
	11/16/2012	KRFT	—	—	—	—	45,580	2,448,102	—	—
	02/25/2013	KRFT	—	—	—	—	10,270	551,602	—	—
	02/25/2013	KRFT	—	71,890	46.740	02/25/2023	—	—	—	—
	05/21/2013	KRFT	—	—	—	—	—	—	30,810	1,654,805
	03/07/2014	KRFT	—	—	—	—	1,508	80,995	—	—
	02/04/2008	MDLZ	95,000	—	19.299	02/02/2018	—	—	—	—
	02/20/2009	MDLZ	148,080	—	15.472	02/20/2019	—	—	—	—
	02/23/2010	MDLZ	154,440	—	19.076	02/21/2020	—	—	—	—
	02/23/2011	MDLZ	—	—	—	—	23,570	822,829	—	—
	02/23/2011	MDLZ	93,324	48,076	20.830	02/23/2021	—	—	—	—
	02/23/2012	MDLZ	—	—	—	—	17,110	597,310	—	—
	02/23/2012	MDLZ	33,871	68,769	24.869	02/23/2022	—	—	—	—
Mr. Cahill	01/03/2012	KRFT	—	—	—	—	86,495	4,645,646	—	—
	01/03/2012	KRFT	57,121	115,974	38.996	01/03/2022	—	—	—	—
	10/02/2012	KRFT	—	—	—	—	11,040	592,958	—	—
	02/25/2013	KRFT	—	—	—	—	72,210	3,878,399	—	—
	02/25/2013	KRFT	—	168,490	46.740	02/25/2023	—	—	—	—
	03/07/2014	KRFT	—	—	—	—	1,793	96,302	—	—
Mr. Gorski	01/02/2012	KRFT	—	—	—	—	—	—	11,435	614,174
	08/01/2012	KRFT	—	—	—	—	15,831	850,283	—	—
	10/02/2012	KRFT	—	—	—	—	4,420	237,398	—	—
	02/25/2013	KRFT	—	—	—	—	3,860	207,321	—	—
	02/25/2013	KRFT	—	26,960	46.740	02/25/2023	—	—	—	—
	05/21/2013	KRFT	—	—	—	—	—	—	11,560	620,888
	09/13/2013	KRFT	—	—	—	—	—	—	18,437	990,251
	03/07/2014	KRFT	—	—	—	—	1,203	64,613	—	—

			Option Awards[1]				Stock Awards[2]			
Name	Grant Date	Stock Ticker	Number of Securities Underlying Un-exercised Options Exercisable (#)	Number of Securities Underlying Un-exercised Options Unexerci-sable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Ms. Rucker	09/10/2012	KRFT	—	—	—	—	8,938	480,060	—	—
	10/02/2012	KRFT	—	—	—	—	4,420	237,398	—	—
	02/25/2013	KRFT	—	—	—	—	4,280	229,879	—	—
	02/25/2013	KRFT	—	29,960	46.740	02/25/2023	—	—	—	—
	05/21/2013	KRFT	—	—	—	—	—	—	12,840	689,636
	03/07/2014	KRFT	—	—	—	—	1,802	96,785	—	—

(1) The vesting schedule for outstanding stock option awards is as follows:

Grant Date	Grant Type	Vesting Schedule
02/04/2008	Stock Options	First tranche (33%) vested on 02/04/2009, second tranche (33%) vested on 02/04/2010 and last tranche (34%) vested on 02/04/2011.
02/20/2009	Stock Options	First tranche (33%) vested on 02/19/2010, second tranche (33%) vested on 02/18/2011 and last tranche (34%) vested on 02/17/2012.
02/23/2010	Stock Options	First tranche (33%) vested on 02/22/2011, second tranche (33%) vested on 02/22/2012 and last tranche (34%) vested on 02/22/2013.
02/23/2011	Stock Options	First tranche (33%) vested on 02/23/2012, second tranche (33%) vested on 02/25/2013 and last tranche (34%) vested on 02/24/2014.
01/03/2012	Stock Options	First tranche (33%) vested on 01/02/2013, second tranche (33%) vested on 01/02/2014 and last tranche (34%) vests on 01/02/2015.
02/23/2012	Stock Options	First tranche (33%) vested on 02/23/2013, second tranche (33%) vested on 02/23/2014 and last tranche (34%) vests on 02/23/2015.
02/25/2013	Stock Options	First tranche (33%) vested on 02/25/2014, second tranche (33%) vests on 02/25/2015 and last tranche (34%) vests on 02/25/2016.

(2) The vesting schedule for outstanding stock awards is as follows:

Grant Date	Grant Type	Vesting Schedule
02/23/2011	Restricted Stock	100% of award vested on 02/24/2014.
01/02/2012	Performance Shares	100% of award vests on 12/31/2014, subject to the approval of the Compensation Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in February 2015.
01/03/2012	RSUs	100% of award vests on 01/02/2015.
02/23/2012	Restricted Stock	100% of award vests on 02/23/2015.
08/01/2012	Restricted Stock	100% of award vests on 08/01/2016.
09/10/2012	Restricted Stock	50% of award vested on 09/10/2013 and 50% vests on 09/10/2014.
10/02/2012	RSUs	50% of award vests on 10/02/2014 and 50% vests on 10/02/2015.
11/16/2012	RSUs	67% of award vests on 11/17/2014 and 33% vests on 11/16/2015.
02/25/2013	RSUs	100% of award vests on 02/25/2016.
05/21/2013	Performance Shares	100% of award vests on 12/31/2015, subject to the approval of the Compensation Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in February 2016.

Grant Date	Grant Type	Vesting Schedule
09/13/2013	Performance Shares	100% of award vests on 12/31/2016, subject to the approval of the Compensation Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in February 2017.
03/07/2014	RSUs	Represents RSUs that were granted pursuant to the MSPP as a 25% match of the Named Executive Officers' 2013 MIP award deferral. These RSUs vest 100% on 3/07/2017, the third anniversary of the date of the MIP deferral.

(3) The market value of the shares that have not vested is based on the closing price of $53.71 (for KRFT common stock) and $34.91 (for Class A MDLZ common stock) on December 27, 2013, the last trading day of our fiscal year, as reported on the NASDAQ.

OPTION EXERCISES AND STOCK VESTED

Name	Stock Ticker	Option Awards Number of Shares Acquired on Exercise (#)	Option Awards Value Realized on Exercise ($)	Stock Awards Number of Shares Acquired on Vesting[1] (#)	Stock Awards Value Realized on Vesting[2] ($)
Mr. Vernon	KRFT	—	—	54,559	2,855,624
	MDLZ	—	—	22,310	600,808
Mr. McLevish	KRFT	—	—	55,703	2,909,615
	MDLZ	—	—	25,740	693,178
Ms. Rucker	KRFT	—	—	8,937	478,308

(1) The amounts shown include KRFT performance shares awarded under our 2011—2013 LTIP with a performance period that ended on December 31, 2013, KRFT and MDLZ restricted stock awards that vested on February 22, 2013 and a KRFT restricted stock award that vested on September 10, 2013.

(2) The amounts shown are calculated based on the fair market value (average of the high and low stock prices) of the respective common stock on the date of exercise or vesting.

PENSION BENEFITS

Name[1]	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)	Payments During Last Fiscal Year ($)
Mr. McLevish	Kraft Foods Group, Inc. Retirement Plan	6.3	203,899	—
	Kraft Foods Group, Inc. Supplemental Benefits Plan I	6.3	1,435,255	—

(1) Messrs. Vernon, Cahill and Gorski and Ms. Rucker are not eligible to participate in Kraft's pension plans.

(2) The years of credited service under the plans are equivalent to the years of total U.S. service for Mr. McLevish through December 28, 2013. The amounts reflect the actuarial present value of benefits accumulated under the respective retirement plan, in accordance with the same assumptions and measurement dates disclosed in the consolidated financial statements contained in our Form 10-K.

(3) The assumptions for each of the plans are as follows:

- Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 65 for Mr. McLevish. Present value amounts are discounted for age as of December 28, 2013;

- Measurement date of December 28, 2013;

- Retirement Plan discount rate of 5.00%;

- Non-Qualified Retirement Plan discount rate of 4.80%;

- RP 2000 Generational Scale AA Mortality Table; and

- Present values are calculated as of December 28, 2013.

RETIREMENT BENEFIT PLAN DESCRIPTIONS

Both the qualified and supplemental retirement plans are generally offered to executive officers, including the Named Executive Officers, and vary by country.

Kraft Foods Group, Inc. Retirement Plan

Beginning January 1, 2009, this program is not offered to newly hired U.S. employees. However, all eligible full-time and part-time U.S. employees hired before January 1, 2009, including Mr. McLevish, are covered automatically in our funded non-contributory, tax-qualified defined benefit plan. Messrs. Vernon, Cahill and Gorski and Ms. Rucker, who were hired after December 31, 2008, are not eligible for this program. Messrs. Vernon, Cahill and Gorski and Ms. Rucker, similar to all other U.S. employees hired after December 31, 2008, are eligible to participate in an enhanced defined contribution plan, which is described under "— Non-Qualified Deferred Compensation Benefits — U.S. Supplemental Defined Contribution Plan" below.

Benefits under this plan are payable upon retirement in the form of an annuity or a lump sum (if the employee was hired before 2004). Normal retirement under this plan is defined as age 65 with five years of vesting service, at which point participants are eligible to receive an unreduced benefit. Vested participants may elect to receive benefits before age 65, but the amount is reduced as benefits are paid over a longer period of time. Participants must have at least five years of service to become vested.

The formula used to calculate a benefit is equal to the following:
- 1.3% of final average pay up to the Social Security covered compensation amount multiplied by years of service up to 30; plus
- 1.675% of final average pay in excess of the Social Security covered compensation amount, multiplied by years of service up to 30; plus
- 0.5% of final average pay multiplied by years of service in excess of 30. Final average pay is defined as the greater of (a) the average of an executive officer's salary plus annual bonus during the last 60 consecutive months of service before separation and (b) the five highest consecutive calendar years of salary plus annual bonus during the last ten years prior to separation. Social Security covered compensation is an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches age 65 (for eligible employees born between 1938-1954, the 35-year average ends in the year they reach age 66; for eligible employees born after 1954, the 35-year average ends in the year they reach age 67). The IRS has established certain limits on how much employees may receive from this plan.

Employees hired before January 1, 2004, with at least ten years of service, are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that the employee retires.

U.S. Supplemental Defined Benefits Plan

The Code limits the amount employees may receive from the tax-qualified pension plan. Therefore, we offer a Supplemental Defined Benefit Pension Plan and Mr. McLevish participates in this plan. Beginning January 1, 2009, this program is not offered to newly hired U.S. employees. However, all eligible full-time and part-time U.S. employees hired before January 1, 2009, including Mr. McLevish, may participate in this unfunded plan that provides for the difference between what would have been payable based upon the pension plan formula stated above absent the applicable Code limits and the amount actually payable from the Kraft Foods Group, Inc. Retirement Plan. Additionally, any eligible base salary and annual cash incentive deferrals made under the voluntary non-qualified deferred compensation plan or the MSPP are considered non-qualified earnings and any benefits attributable to that pay are subsequently paid out under this plan regardless of whether or not the executive exceeds the applicable Code limits. Messrs. Vernon, Cahill and Gorski and Ms. Rucker, all hired after December 31, 2008, are not eligible for this program; however, each is eligible to participate in an enhanced defined contribution plan, which is described under "— Non-Qualified Deferred

Compensation Benefits — U.S. Supplemental Defined Contribution Plan" below. The benefits payable under the Supplemental Defined Benefit Plan to employees eligible to retire before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that the employee retires.

NON-QUALIFIED DEFERRED COMPENSATION BENEFITS

Name	Executive Contributions in 2013[1] ($)	Registrant Contributions in 2013[2] ($)	Aggregate Earnings in 2013[3] ($)	Aggregate Withdrawals/ Distributions in 2013 ($)	Aggregate Balance as of December 28, 2013[4] ($)
Mr. Vernon	101,557	152,336	17,175	—	833,850
Mr. McLevish	215,935	64,780	60,959	—	1,511,411
Mr. Cahill	74,588	111,881	4,271	—	257,632
Mr. Gorski	170,089	46,602	33,098	—	249,789
Ms. Rucker	37,158	55,736	1,422	—	116,551

(1) All executive contributions made in 2013 were under our U.S. Supplemental Defined Contribution Plan and Executive Deferred Compensation Plan. Amounts are deferred from 2013 base salary and amounts paid in March 2013 under the 2012 Annual Cash Incentive Program (MIP). The amount of executive contributions in 2013 attributable to base salary and MIP awards for the participating Named Executive Officers was as follows:

Name	Base Salary ($)	MIP Award ($)
Mr. Vernon	48,461	53,096
Mr. McLevish	93,294	122,641
Mr. Cahill	36,346	38,242
Mr. Gorski	30,596	139,493
Ms. Rucker	35,792	1,366

(2) The amounts in this column are also included in the "All Other Compensation" column in the Summary Compensation Table.

(3) The amounts in this column are at market rates and are not reflected in the Summary Compensation Table.

(4) The aggregate balance includes amounts that were reported as compensation for our Named Executive Officers in prior years. Amounts reported attributable to base salary, MIP awards or all other compensation that were reported in the Summary Compensation Table of our previously filed proxy statements for the participating Named Executive Officers are as follows: Mr. McLevish—$1,079,885; Mr. Vernon—$541,661; and Mr. Cahill—$66,346.

U.S. Supplemental Defined Contribution Plan

Because the Code limits the amount that may be contributed to the tax-qualified defined contribution plan on behalf of an employee, we offer a Supplemental Defined Contribution Plan. All Named Executive Officers contributed to the plan through December 28, 2013. This is an unfunded plan that allows eligible employees to defer a portion of their annual compensation (base salary and annual cash incentive awards) and receive corresponding Kraft matching amounts and, if applicable, supplemental basic contributions to the extent that their contributions to the tax-qualified defined contribution plan (and the corresponding Kraft matching contributions and Kraft basic contributions) are limited by Code Section 401(a)(17). In addition, eligible employees receive Kraft matching contributions and Kraft basic contributions on any eligible deferrals made under the voluntary non-qualified deferred compensation plan or the MSPP. Executives must defer receipt of the payments until separation from service. The Supplemental Defined Contribution Plan has three deemed investment options among which a participant can choose to allocate his or her account balance: the Interest Income Fund, the International Equity Index Fund and the Large Cap Equity Index Fund. These funds have similar investment objectives and risks to those offered in Kraft's Thrift 401(k) Savings Plan. Because the Supplemental Defined Contribution Plan is a non-qualified, unfunded deferred compensation plan, participants have no right to any deemed investments under the plan. The rates of return for the funds in 2013 were: 2.4% for the Interest Income Fund; 23% for the International Equity Index Fund; and 32.2% for the Large Cap Equity Index Fund.

U.S. Executive Deferred Compensation Plan

The Kraft U.S. Executive Deferred Compensation Plan is a non-qualified plan that allows our Named Executive Officers to defer, on a pre-tax basis, up to 50% of salary and up to 100% of their annual cash incentive awards. The investment choices are similar to those offered to eligible employees in our Thrift 401(k) Savings Plan. Participants may elect to defer their compensation until termination of employment or retirement. They may also elect to receive distributions of their accounts while still employed with Kraft, but the plan requires a minimum deferral period of two years. Distributions may be made in a lump sum or in annual installments of between two and ten years.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables and narrative below describe the potential payments to each Named Executive Officer upon termination or in connection with a Change in Control ("CIC"). Other than the types of compensation and benefits described in the tables below or as would be received by all other salaried employees, no other payments are earned by or would be awarded to the Named Executive Officers. In accordance with SEC rules, all information described in this section is presented as if a triggering event occurred on December 28, 2013, the last day of our 2013 fiscal year.

Involuntary Termination Without Cause (Non-Change in Control Event)

We may provide separation pay and benefits to our employees, including the Named Executive Officers, in the event of an involuntary termination without cause. In these circumstances, we have a separation pay plan in the United States that provides employees a payment equal to one month of salary for every year of service up to a maximum of 12 months, assuming at least five years of service.

Under the separation pay plan, an involuntary termination without cause is any company-initiated termination for reasons other than:

- continued failure to substantially perform the employee's job duties, other than a failure resulting from incapacity due to disability;
- gross negligence, dishonesty or violation of any reasonable company rule or regulation if the violation results in significant damage to Kraft; or
- engaging in other conduct that adversely reflects on Kraft in any material respect.

These separation benefits are generally structured similarly to those benefits available to all other employees. The separation pay and benefits available to all employees are generally contingent upon Kraft receiving a general release of claims from the employee. On a case-by-case basis, we may provide additional pay and benefits to Named Executive Officers in excess of the amount typically payable upon an involuntary termination without cause. These additional pay and benefits amounts may be compensation for receiving non-competition, non-solicitation, non-disparagement, confidentiality or other agreements from our Named Executive Officers, in addition to a general release. The typical elements of separation pay and benefits consist of base salary continuation, health and welfare benefits continuation and outplacement assistance.

Separation Pay

Separation pay to Named Executive Officers is typically 12 months of base salary, except for the Chief Executive Officer, who is entitled to receive 24 months of base salary, plus pro-rata target annual cash incentive award. The Compensation Committee, in its discretion, may increase that amount in consideration of the restrictive covenants or other agreements described above.

Separation pay amounts are typically paid as salary continuation. In some cases, amounts are paid in a lump sum. In the event that separation pay is considered deferred compensation, subject to Section 409A of the Code, payments that would otherwise have been payable are withheld during the six-month period following termination of employment to comply with Section 409A. We then pay the amount, in a lump sum without interest, as soon as permitted under Section 409A.

Benefits Continuation

Named Executive Officers typically continue participating in the health and welfare benefits plans during the period in which they continue to receive a salary. If an executive officer receives separation pay in a lump sum, then his or her participation in the health and welfare benefits plans ends at the end of the month in which they left Kraft. In addition, under our defined benefit retirement plan, eligible Named Executive Officers may receive additional pension accrual during salary continuation.

Stock Vesting

In accordance with Mr. McLevish's letter agreement, he would receive a prorated annual cash incentive award and prorated vesting of performance share and restricted stock awards upon an involuntary termination. In accordance with Mr. Cahill's employment offer letter, if his employment ends due to mutual agreement, his unvested stock awards will continue to vest on the original vesting dates. Mr. Cahill transitioned to non-executive Chairman on March 8, 2014, and as such, is no longer a Kraft employee. Accordingly, his unvested stock awards will continue to vest on the original vesting dates. In accordance with Mr. Gorski's and Ms. Rucker's employment offer letters, if they are involuntarily terminated without cause prior to the vesting of the restricted stock granted to them in connection with joining Kraft, those restricted stock awards will continue to vest on the normal vesting dates. As of December 28, 2013, Mr. Gorski's and Ms. Rucker's restricted stock granted in connection with joining Kraft had not fully vested.

Additional Arrangements.

In addition to the separation pay and benefits described above, the financial counseling allowance will continue for each Named Executive Officer for one year and for two years for Mr. Vernon.

Potential Payout upon an Involuntary Termination Without Cause at Fiscal Year-End 2013

Name	Separation Pay[1] ($)	Health & Welfare Continuation[2] ($)	Value of Unvested Restricted Stock and Performance Share Awards[3] ($)	Continuation of Benefits[4] ($)	Present Value of Additional Retirement Benefit Plans[5] ($)	Total ($)
Mr. Vernon	2,000,000	43,139	—	20,000	—	2,063,139
Mr. McLevish	771,000	20,779	2,592,571	7,500	264,991	3,656,841
Mr. Cahill	—	—	—	—	—	—
Mr. Gorski	565,000	20,910	850,283	7,500	—	1,443,693
Ms. Rucker	740,000	21,140	480,060	7,500	—	1,248,700

(1) The amounts reflect the following: two years of base salary continuation for Mr. Vernon and one year of base salary continuation for Messrs. McLevish and Gorski and Ms. Rucker. Under the terms of his offer letter, Mr. Cahill is not eligible for severance if employment ends due to an involuntary termination.

(2) The amounts reflect two years of medical, dental, long-term disability and life insurance premiums for Mr. Vernon, and one year for Messrs. McLevish and Gorski and Ms. Rucker.

(3) Under the terms of Mr. McLevish's letter agreement, unvested restricted stock, RSU and performance share awards will vest based on the full years elapsed between the grant date and termination date. Under the terms of Mr. Gorski and Ms. Rucker's offer letters, all unvested restricted shares granted as sign-on awards will continue to vest on the original vesting dates. The values of the restricted stock / unit awards are based on December 27, 2013 (the last trading day of our fiscal year) closing prices of $53.71 for KRFT common stock and $34.91 for Class A MDLZ common stock.

(4) The amounts reflect the value of financial counseling for two years for Mr. Vernon and one year for Messrs. McLevish and Gorski and Ms. Rucker.

(5) The amounts reflect one year of additional pension accrual for Mr. McLevish.

Change in Control Arrangements

The key elements of the CIC Plan as of December 28, 2013 are provided in the table below:

Plan Element	Description

Definition of CIC	Subject to certain exceptions, the occurrence of one of the conditions below:
	
	• Acquisition of 20% or more of our outstanding voting securities;
	• Changes to Board membership during any consecutive 24-month period that results in less than 50% of the current Board members elected to the Board;
	• Our merger or consolidation with another company, and
	  a) we are not the surviving company; or
	  b) the other entity owns 50% or more of our outstanding voting securities; or
	• Complete liquidation of Kraft or the sale of all or substantially all of our assets.

Double Trigger for Payment of Separation Benefits under CIC Plan	• Consummation of a CIC; and • Within two years of a CIC, termination of employment by Kraft other than for "cause," as a result of death or disability or by the executive officer for "good reason," and the termination of employment satisfies the definition of a "separation from service" under Section 409A.
Definition of "Cause"	• Continued failure to substantially perform the participant's job duties (other than resulting from incapacity due to disability); • Gross negligence, dishonesty or violation of any reasonable rule or regulation of Kraft where the violation results in significant damage to Kraft; or • Engaging in other conduct that adversely reflects on Kraft in any material respect.
Definition of "Good Reason"	We take any other action that results in the following: • Material reduction in job duties; • Material reduction in compensation; • Relocation beyond 50 miles; or • Increased business travel.
Severance Amounts Upon Double Trigger	• CEO and Executive Chairman – three times base salary plus target annual incentive; • All other Named Executive Officers – two times base salary plus target annual incentive; • Additional credited years of pension service and welfare benefits equal, in years, to the severance multiple within Section 409A standards; • Continuation of financial counseling for three years for the CEO and Executive Chairman, and two years for the other Named Executive Officers; • Outplacement services for up to two years following the CIC; and • The foregoing benefits are subject to non-compete and non-solicit restrictive covenants.
Treatment of Incentive Awards	• Awards under the MIP and the performance share plan are paid out in cash at target levels, on a pro-rata basis. This is a "single trigger" payment.

Plan Element	Description
Treatment of Restricted Stock, RSU and Stock Option Awards	• Restricted stock, RSUs and stock options only vest upon a CIC if the participant is terminated by Kraft other than for cause or by the executive officer for good reason, the termination of employment satisfies the definition of a "separation from service" under Code Section 409A and occurs within two years following such CIC or if the acquiring entity does not assume the awards ("double trigger").

Potential Payout upon an Involuntary Termination Due to a Change in Control at Fiscal Year-End 2013

The table below was prepared as though each of the Named Executive Officers had been terminated involuntarily without cause within a two-year period following a CIC on December 28, 2013. The assumptions and valuations are noted in the footnotes to the table.

Name	Separation Payment[1] ($)	Performance Share Awards[2] ($)	Health & Welfare Continuation[3] ($)	Value of Unvested Stock Awards[4] ($)	Value of Unvested Stock Options[4] ($)	Present Value of Additional Retirement Plan Benefits[5] ($)	Continuation of Other Benefits[6] ($)	Total ($)
Mr. Vernon	7,500,000	3,179,381	64,708	4,926,314	3,793,675	—	55,000	19,519,078
Mr. McLevish	2,929,800	1,684,489	41,557	5,466,489	2,529,171	529,983	40,000	13,221,489
Mr. Cahill	4,500,000	—	69,235	9,213,306	2,880,863	—	47,500	16,710,904
Mr. Gorski	1,921,000	616,412	41,820	1,359,615	187,911	—	40,000	4,166,758
Ms. Rucker	2,516,000	229,879	42,281	1,044,122	208,821	—	40,000	4,081,103

(1) The amounts reflect the following: three times base salary plus target annual incentive for Messrs. Vernon and Cahill and two times base salary plus target annual incentive for Messrs. McLevish and Gorski and Ms. Rucker. Mr. Cahill transitioned to non-executive Chairman on March 8, 2014. He is no longer eligible for benefits under the CIC Plan.

(2) The amounts reflect the prorated performance share awards based on business performance ratings of 100% and awards paid at the Named Executive Officer's individual target at the assumed date of a CIC. The portion of the pro-rata performance share awards relating to the 2012—2014 and 2013—2015 performance periods are based on a December 27, 2013 KRFT common stock closing price of $53.71.

(3) The amounts reflect our cost of providing medical, dental, long-term disability and life insurance premiums for three years for Messrs. Vernon and Cahill and two years for Messrs. McLevish and Gorski and Ms. Rucker.

(4) The amounts reflect the value of the immediate vesting of all outstanding restricted stock and RSU awards and outstanding stock options based on December 27, 2013 closing prices of $53.71 for KRFT common stock and $34.91 for Class A MDLZ common stock.

(5) Our CIC Plan provides an additional two years of pension accrual for Mr. McLevish.

(6) The amounts reflect the value of financial counseling and outplacement services.

Potential Payout upon Other Types of Separations

In the event that a Named Executive Officer is terminated from Kraft due to death, disability or normal retirement (retirement at or after the age of 65 years), all unvested restricted stock, RSUs and stock options would vest in full. In addition, the Named Executive Officer would become eligible for award payments under the MIP and performance share plans. These award payments would be prorated based on the number of months the Named Executive Officer participated in the applicable plans.

Based on a December 28, 2013 termination due to death, disability or normal retirement, the estimated value of the payments for the Named Executive Officers are described in the table below:

Name	Performance Share Awards[1] ($)	Value of Unvested Stock Awards[2] ($)	Value of Unvested Stock Options[2] ($)	Total ($)
Mr. Vernon	3,179,381	4,926,314	3,793,675	11,899,370
Mr. McLevish	1,684,489	5,466,489	2,529,171	9,680,149
Mr. Cahill	—	9,213,306	2,880,863	12,094,169
Mr. Gorski	616,412	1,359,615	187,911	2,163,938
Ms. Rucker	229,879	1,044,122	208,821	1,482,822

(1) The amounts reflect the prorated performance share awards based on business performance ratings of 100% and awards paid at the Named Executive Officer's individual target at the assumed date of a termination due to death, disability or normal retirement. The portion of the pro-rata performance share awards relating to the 2012—2014 and 2013—2015 performance periods are based on a December 27, 2013 KRFT common stock closing price of $53.71.

(2) The amounts reflect the value of the immediate vesting of outstanding restricted stock and RSU awards and outstanding stock options as of the effective date of termination, based on December 27, 2013 closing prices of $53.71 for KRFT common stock and $34.91 for Class A MDLZ common stock.

In the event a Named Executive Officer separates due to early retirement (retirement at or after the age of 55 years, but before the age of 65 years, and with at least ten years of service with Kraft), he or she could be considered for partial awards under the MIP and LTI plans, at the discretion of our Compensation Committee. The value of the total payments for each Named Executive Officer could range from $0 to an amount no greater than the amounts shown above under normal retirement.

OWNERSHIP OF EQUITY SECURITIES

The following table shows the number of shares of our common stock beneficially owned as of March 10, 2014, unless otherwise noted, by each director, director nominee and Named Executive Officer, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. None of our common stock owned by these individuals is subject to any pledge. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Beneficially Owned Shares[1][2]	Deferred Stock/Additional Underlying Units[3]	Total Shares/Interests Held
Directors and Director Nominees:			
John T. Cahill	177,018	227,616	404,634
W. Anthony Vernon	292,208	65,169	357,377
Abelardo E. Bru	—	4,188	4,188
L. Kevin Cox	133	4,188	4,321
Myra M. Hart	4,175	6,253	10,428
Peter B. Henry	—	4,699	4,699
Jeanne P. Jackson	—	4,188	4,188
Terry J. Lundgren	—	3,398	3,398
Mackey J. McDonald	—	6,254	6,254
John C. Pope	10,150[4]	5,112	15,262
E. Follin Smith	—	4,188	4,188
Named Executive Officers:			
Robert J. Gorski	29,542	13,198	42,740
Timothy R. McLevish[5]	396,547	—	396,547
Kim K. W. Rucker	32,077	14,490	46,567
All directors and executive officers as a group (24 persons)[6]	1,205,853	593,669	1,799,522

(1) Individual directors and executive officers as well as all directors and executive officers as a group beneficially own less than 1% of our issued and outstanding common stock as of March 3, 2014.

(2) Includes the number of Kraft stock options that are exercisable, or will become exercisable, within 60 days after March 10, 2014 as follows: Mr. Vernon – 182,174; Mr. Cahill – 169,843; Mr. Gorski – 8,896; Mr. McLevish – 225,942; Ms. Rucker – 9,886; and all of our current executive officers as a group – 612,529. Also includes restricted stock as follows: Mr. Vernon – 9,213; Mr. Gorski – 15,831; Mr. McLevish – 3,802; Ms. Rucker – 8,938; and all directors and current executive officers as a group – 70,016; and DCUs as follows: Mr. Vernon – 6,522; Mr. Cahill – 7,175; Mr. Gorski – 4,815; Mr. McLevish – 1,508; Ms. Rucker – 7,208; and all directors and current executive officers as a group – 30,760. For Mr. McLevish, also includes 50,476 RSUs that will vest within 60 days after March 10, 2014.

(3) Includes RSUs and shares held in the Kraft Foods Group, Inc. Thrift/TIP 401(k) Plans, Kraft Canada Optional Pension Plan, Kraft Canada Employee Savings Plan and/or Kraft Canada Group Registered Retirement Savings Plan as of January 31, 2014. Also includes deferred shares held in the stock deferral plan under the Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Management Directors. These shares accumulate dividends, which are reinvested in common stock. For a description of these deferred shares, see "Compensation of Non-Employee Directors" above.

(4) Includes 99 shares as to which Mr. Pope disclaims beneficial ownership, as the shares are held in trust for his children's benefit.

(5) Mr. McLevish concluded his tenure as Chief Financial Officer effective December 28, 2013.

(6) This group includes, in addition to the individuals named in the table under the heading "Directors and Director Nominees," our current executive officers: Dino J. Bianco, Thomas F. Corley, Charles W. Davis, Adrienne D. Elsner, Georges El-Zoghbi, Robert J. Gorski, Jane S. Hilk, Diane Johnson May, Christopher J. Kempczinski, Teri List-Stoll, Michael Osanloo, Sam B. Rovit and Kim K. W. Rucker.

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of December 31, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock*
BlackRock, Inc.[1] 40 East 52nd Street New York, NY 10022	40,064,183	6.7%
State Street Corporation[2] State Street Financial Center One Lincoln Street Boston, MA 02111	30,370,899	5.1%
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	30,098,642	5.0%

* Calculated based on shares of our issued and outstanding common stock as of March 3, 2014.

(1) Based on the Schedule 13G/A Information Statement filed on February 10, 2014 by BlackRock, Inc.

(2) Based on the Schedule 13G Information Statement filed on February 3, 2014 by State Street Corporation.

(3) Based on the Schedule 13G Information Statement filed on February 11, 2014 by The Vanguard Group.

SHAREHOLDER PROPOSALS

PROPOSAL 4: SHAREHOLDER PROPOSAL—CESSATION OF THE USE OF CORPORATE FUNDS FOR POLITICAL PURPOSES

The Green Century Equity Fund, 114 State Street, Suite 200 Boston, MA 02109, beneficial owner of 6,424 shares of Kraft's common stock, is the proponent of the following shareholder proposal and has advised us that a representative will present this proposal at the Annual Meeting.

WHEREAS: Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of Kraft Foods Group, Inc (Kraft)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Kraft is recognized as among the top 10 contributors to defeat Proposition 37. Kraft directly contributed over $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative and has already spent significant sums to oppose a similar ballot initiative in Washington.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 New York Times poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives that would require labeling of products containing GMOs continue to be introduced across the nation in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions on public policy issues risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that if there were options, they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash on social media sites and were the subject of consumer boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value...Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Kraft should adopt a policy to refrain from using treasury funds in the electoral process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

SUPPORTING STATEMENT: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

We have a fundamental obligation to stay informed about, and involved in, the public policy decisions that affect our company—our businesses, consumers, employees, customers, suppliers and shareholders.

The shareholder proposal would impede Kraft from fulfilling this obligation by:

- Severely limiting our ability to participate in the political process;

- Constraining our ability to support or oppose candidates who will make crucial decisions on policy issues that impact our business, employees and communities; and

- Undermining Kraft's voice and position in our industry relative to our competitors who have not barred themselves from participating in the political process.

We voluntarily make available extensive information about our corporate political spending and trade association participation on our Web site, at *http://ir.kraftfoodsgroup.com/pcla.cfm* (please note that the information on our Web site is not a part of this Proxy Statement). That information includes:

- All of Kraft's corporate political contributions for the last three years;

- All contributions made by our voluntary, employee-funded political action committee, Kraftpac, for the last three years; and

- A list of all trade associations to which we paid annual dues greater than $50,000 for the last three years.

We believe that this information promotes transparency and accountability and adequately informs the public, including our shareholders, about our activities.

Our company has effective compliance procedures for, and oversight of, our corporate political activity. Our Code of Conduct requires us to deal honestly with the government. Our internal compliance policies require advance business and legal approval of political contributions. We also file all information required by federal and state campaign finance and disclosure laws. All of these filings are publicly available. In addition, the Board's Governance Committee receives reports on our political activities and discusses with management their strategies and recommendations.

In addition, we note that:

- We have not funded many of the activities to which the proponents object, including: independent expenditures, electioneering communications, or issue advocacy in support or opposition of a specific candidate;

- We have instructed our trade associations not to use our dues to support or oppose candidates;

- We have not made political contributions to Presidential candidates; thus, our contributions cannot be misconstrued to relate to federal regulators such as the U.S. Food and Drug Administration or the U.S. Department of Agriculture; and

- We have not supported, directly or indirectly, candidates for judicial office.

A fixed policy barring Kraft from legally participating in the political process would undermine our voice and position within the food and beverage industry without adding any value for our shareholders. This proposal would also disadvantage Kraft relative to those groups supporting candidates with contrary views to Kraft on the issues affecting the company and its shareholders.

We also strongly oppose this proposal because it would undermine our Board's ability to exercise its business judgment in a manner that it reasonably believes is in Kraft's best interests. A fixed policy barring Kraft from participating in the political process would undermine the Board's flexibility to make certain decisions or take certain actions that it reasonably believes is in Kraft's best interests.

Shareholders elect directors to represent shareholder interests. Directors do so through thoughtful decision-making and oversight. When shareholders vote in favor of adopting fixed policies, such as that proposed here, shareholders may simultaneously subvert the role of our Board and harm their own interests.

In sum, we believe that we have a fundamental obligation to stay informed about and involved in the political process, and that our robust public disclosure and internal approval process regarding political expenditures provides appropriate transparency and accountability. Accordingly, the adoption of this proposal would be imprudent and contrary to the interests of our shareholders and other stakeholders.

For the foregoing reasons, the Board recommends that you vote AGAINST this proposal.

PROPOSAL 5: SHAREHOLDER PROPOSAL—APPLICATION OF CORPORATE VALUES IN POLITICAL CONTRIBUTIONS

Amy Ridenour, 8000 Moss Bank Drive, Laurel, MD 20724, beneficial owner of 170 shares of Kraft's common stock, is the proponent of the following shareholder proposal and has advised us that she, or a representative, will present this proposal at the Annual Meeting.

WHEREAS: Corporate lobbying and political contributions have become highly controversial and should be used to enhance shareholder value and the Company's reputation.

The Securities and Exchange Commission has consistently recognized that corporate electioneering and lobbying are significant public policy issues. Kraft's lobbying expenses and political contributions have contravened the Company's stated business philosophy.

Kraft CEO Tony Vernon has explained that the Company's "aim is to be North America's best food and beverage company, and we'll get there by continuing to offer products consumers love, creating a performance-based culture that motivates and excites employees and becoming the best investment in the industry... We expect to be well-positioned over the long term to deliver steady, reliable growth with a strong focus on cash flow to fund a highly competitive dividend and reinvestment in our people, innovation and brand-building."

In other words, the Company's business philosophy employs the mechanisms of the free market to achieve greater market share, drive innovation and increase profitability.

However, Kraft has lobbied and worked against state-level laws to limit federal Supplement Nutrition Assistance Program (SNAP) purchases to nutritious food and drinks. This contradicts the Company's market-based business philosophy, as taxpayers are compelled to provide SNAP funds. A core tenet of the free market is freedom.

In 2012, Kraft ended its affiliation with the American Legislative Exchange Council, a free-market association of state legislators, at the behest of racial agitators, and made a donation to the Democratic State Central Committee of California. A California Democratic state senator subsequently introduced legislation to impose a so-called "sin tax" on sugary beverages including valuable Kraft brands such as Country Time and Capri-Sun. The bill passed the California Senate Committee on Health and the Senate Governance and Finance Committee with only Democrats in favor.

RESOLVED: The Proponent requests that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Kraft's mission into the Company's and any affiliated PACs' lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.

SUPPORTING STATEMENT: The Proponent encourages transparency and accountability in the use of corporate resources to influence elections, legislation and regulations. Absent a system of accountability, Company assets could be used for objectives contrary to Kraft's long-term objectives.

Kraft's current lobbying and political disclosures are inadequate to allow Company shareholders an opportunity to make an objective evaluation as to why the Company lobbies for policies and donates to candidates and positions that contradict the Company's stated free-market business philosophy.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

As we do with all business decisions, Kraft acts with prudence and in the best interests of our shareholders when determining political contributions and expenditures. Government actions significantly impact our operations and business opportunities. Therefore, we believe that we have a fundamental obligation to stay informed about and involved in the public policy decisions that affect our company—our businesses, employees, consumers, customers, suppliers and shareholders.

Contrary to the proponent's assertion that our lobbying expenses and political contributions have contravened our stated business philosophy, we carefully consider the legislative and regulatory actions that further our business objectives and seek to protect Kraft's business, interests and values. Our compliance procedures for, and oversight of, our corporate political and lobbying activity is intended to ensure that our political and lobbying activity is conducted to advance business and legal strategies with proper oversight.

Our Code of Conduct requires us to deal honestly with the government. Our internal compliance policies require advance business and legal approval of political contributions and lobbying activity. We also file all information required by federal and state campaign finance and disclosure laws. All of these filings are publicly available. In addition, the Board's Governance Committee receives reports on our political and lobbying activities and discusses with management their strategies and recommendations.

We voluntarily make available extensive information about our corporate political spending and trade association participation on our Web site, at *http://ir.kraftfoodsgroup.com/pcla.cfm* (please note that the information on our Web site is not a part of this Proxy Statement). That information includes:

- All of Kraft's corporate political contributions for the last three years;
- All contributions made by our voluntary, employee-funded political action committee, Kraftpac, for the last three years; and
- A list of all trade associations to which we pay annual dues greater than $50,000 for the last three years.

We believe that this information promotes transparency and accountability and adequately informs the public, including our shareholders, about our activities.

The proposal would have a detrimental effect on our business and shareholders. Disclosure of our justification for political contributions could disclose sensitive information regarding our business plans and strategies. Additionally, while we strive to contribute in ways that reflect our corporate values, it is unlikely that any candidate or group that we contribute to would agree with Kraft at all times on all our positions. Therefore, the proposal would effectively eliminate our ability to contribute to candidates who understand and appreciate certain, but not all, policies that affect our business, our brands and our employees. The reporting requested by the proposal would also be extensive, costly and would not provide any meaningful information beyond what we already publicly disclose on our Web site.

The controls we have in place help ensure that we manage political contributions and expenditures pragmatically. The vague restrictions and detailed reporting that proponent seeks in its proposal are misguided and would require that we dedicate vast amounts of resources without receiving any benefit.

For the foregoing reasons, the Board recommends that you vote AGAINST this proposal.

PROPOSAL 6: SHAREHOLDER PROPOSAL—NON-RECYCLABLE BRAND PACKAGING REPORT

As You Sow, 1611 Telegraph Ave, Suite 1450, Oakland, California 94612, as representative for the Roddenberry Foundation, beneficial owner of 4,990 shares of Kraft's common stock, is the proponent of the following shareholder proposal and has advised us a representative will present this proposal at the Annual Meeting.

WHEREAS Kraft Food's environmental policy commits to "reducing the environmental impact of our activities and promoting the sustainability of the natural resources upon which we depend…" yet a significant amount of its brand product packaging is not recyclable, and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Two prominent examples of non-recyclable packaging are Kraft's iconic Capri-Sun and Kool-Aid Jammers juice drinks. Capri-Sun has been sold for more than 30 years in the U.S. market packaged in a laminate and foil pouch that cannot be recycled into new pouches and is rarely collected for recovery. Capri-Sun could be dispensed in recyclable PET plastic or glass bottles, paper cartons or aluminum cans as are Minute Maid, Juicy Juice, Tropicana and other juice drink brands. Using non-recyclable packaging when recyclable alternatives are available wastes enormous amounts of valuable resources such as aluminum that could be recycled virtually endlessly.

An estimated 5 billion units of Capri-Sun are sold worldwide. Many billions of pouches, representing significant amounts of embedded value and energy, lie buried in landfills. Non-recyclable packaging is more likely to be littered and swept into waterways. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that one cause of debris entering oceans is "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold…"

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials need to explain why they market non-recyclable packaging instead of recyclable packaging.

BE IT RESOLVED THAT Shareowners of Kraft Foods Group request that the board of directors issue a report at reasonable cost, omitting confidential information, by October 1, 2014 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

SUPPORTING STATEMENT: Proponents believe that the report should include an assessment of the reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and if possible, goals and a timeline to phase out non-recyclable packaging.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

At Kraft, we spend significant time and resources analyzing the packaging for our products. We take a comprehensive approach to packaging – one that cuts waste, conserves natural resources, promotes food safety, meets the extensive packaging regulations and is satisfying to the consumer. We consider appearance, functionality and cost, as well as the environmental impact of the packaging designs, for each of our products. We have developed tools to assist us with evaluating the environmental impact, including our packaging *Eco-Calculator*. The *Eco-Calculator* is a tool that we created to help our packaging developers create more efficient packages by optimizing design structures and estimating the environmental footprint of a design. The *Eco-Calculator* provides directional guidance on environmental metrics such as energy demand and water consumption for a packaging design based on usage volumes. It also helps to translate the environmental metrics into consumer-relevant terms. We use our *Eco-Calculator,* along with economic and manufacturing feasibility assessments, in deciding a final packaging design.

Examples of our commitment and track record of reducing the environmental impact of our packaging include:

- We set a goal of reducing the weight of our packaging by 75 million pounds from 2011 to 2015. After just two years, we surpassed our goal.

- In 2011, we launched new plastic packaging for all of our Planters dry roasted peanut products, replacing various types of packaging for these products, including glass. By doing so, we estimate that the plastic peanut jars use approximately 84% less packaging material compared to the former glass jar by weight, which has had, and will continue to have, a significantly positive impact on the environment.

- Recently, we developed a new packaging system for our commercial spoonable dressings, that we call the YES Pack ("yield, ease, sustainability"). The YES Pack is intended to replace the bulky jug dressing containers for our Foodservice customers. We believe that the YES Pack has had, and will continue to have, a significant environmental benefit, requiring approximately 50% less energy during production, using approximately 60% less plastic than the prior container and reducing carbon emissions by approximately 70% due to fewer trucks needed for transport. The YES Pack also provides significant benefit to customers, by limiting product waste. For additional information on the revolutionary design and benefits of the YES Pack, visit the product's Web site, at *http://www.kraftyespack.com/full/fDefault.aspx* (please note that the information on this Web site is not a part of this Proxy Statement).

- We have made significant strides in reducing, recycling and reusing Capri Sun packaging. In 2012, we invested significantly in developing a new box for the Capri Sun pouches. We remade the iconic box from cardboard to paperboard without compromising the quality of our product. This change resulted in a 30 million pound reduction in packaging in 2012. This also led to greater efficiency in shipping, which we believe has resulted in the elimination of approximately 1,750 trucks from the inbound supply chain, thereby saving approximately 880,000 miles driven annually. In 2008, we began a partnership with TerraCycle to ramp up recycling efforts for a variety of drink pouches, including those manufactured by our competitors. Over the last five years, our program with TerraCycle has resulted in more than 200,000,000 post-consumer drink pouches collected, recycled or upcycled. Some of the upcycled pouches have been used to develop novelty pencil cases, purses, tree skirts and other products bearing the iconic Capri Sun packages.

We are also involved in several initiatives around the world aimed at improving recycling rates, both at the company level as well as part of industry efforts. In the United States, we belong to AMERIPEN and the Grocery Manufacturers Association, with industry-wide collaborative efforts to address waste management across packaging's lifecycle. Previously, we co-led the Consumer Goods Forum's Global Packaging Project under which many of the world's largest consumer goods companies and major retailers approved a suggested set of common definitions and principles for packaging in the framework of sustainability.

We are proud of our accomplishments to date and are committed to our goals for the future. We continue to look for opportunities to identify more efficient packaging. In doing so, however, we must ensure that the packaging does not compromise the safety or quality of our product.

We believe that our public statements, track record and current initiatives reflect our full commitment to reducing the environmental impact of our packaging, while balancing the need to maintain product integrity. We continue to take steps, and disclose these steps, toward addressing packaging waste management by actively pursuing the optimization of our packaging designs and minimizing the amount of materials used. Accordingly, we do not believe that a report on "non-recyclable brand packaging" would be an effective use of our company's resources or in the best interest of our company or our shareholders.

For the foregoing reasons, the Board recommends that you vote AGAINST this proposal.

PROPOSAL 7: SHAREHOLDER PROPOSAL—SUSTAINABLE FORESTRY REPORT

Domini Social Investments, 532 Broadway, 9th Floor, New York, NY 10012, manager of the Domini Social Equity Fund, a beneficial owner of 223 shares of Kraft's common stock, is the proponent of the following shareholder proposal and has advised us that a representative will present this proposal at the Annual Meeting.

WHEREAS: Kraft Foods Group is one of the largest consumer packaged food and beverage companies in North America, with a diversified line of brands including *Oscar Mayer, Lunchables, Athenos* and *Country Time*. Palm oil, soya, sugar, beef and paper are used in a variety of Kraft products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

The Consumer Goods Forum, a global industry network, has recognized that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Carbon Disclosure Project (CDP), an initiative backed by 184 financial institutions managing more than $13 trillion, asks global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are being managed. Kraft has declined to respond to CDP's forestry survey.

Kraft discloses little information on how its purchases of key commodities driving deforestation, e.g., palm oil, soya, paper, beef and sugar, are impacting forests and human rights, or how the company is managing these risks. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to the key commodities driving deforestation;
- The percentage of each of these commodity purchases that Kraft has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with goals for each commodity;
- Whether Kraft and its suppliers have adopted a zero tolerance policy on "land grabs";

- Results of supplier audits to verify compliance with Kraft's forestry goals;
- Identification of certification systems and programs that Kraft uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Kraft's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes that Kraft faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. Cadbury, a former Kraft brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand. Rainforest Action Network claims Kraft's products are "at high risk of contamination" with palm oil associated with human rights violations (Rainforest Action Network, "Conflict Palm Oil" 9/12/13)

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2014, describing how Kraft is assessing the company's supply chain impact on deforestation and associated human rights issues, and the company's plans to mitigate these risks.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

At Kraft, we focus our sustainability efforts on those areas where we can have the greatest impact while also enhancing our business performance. Not only is this the right thing to do, it makes good business sense.

We share information about our sustainability initiatives with shareholders and other interested parties. For example, we outline our sustainability program, including our approaches and focuses on our Web site at *http://www.kraftfoodsgroup.com/DeliciousWorld/sustainability/index.aspx* (please note that the information on our Web site is not a part of this Proxy Statement).

Our sustainability initiatives focus on the areas that matter most to our business and where we believe our company can make the biggest difference. Those are: energy, water, waste, transportation, packaging and agricultural commodities. In each of these areas we set internal objectives and measure our progress. We are excited about the results we have achieved in the first year as an independent company and look forward to continuing our progress going forward.

Our ongoing initiative relating to on our cashew supply chain provides an example of how we are focusing on areas where we can have the greatest impact while also enhancing our business. Currently, Africa, particularly West Africa, is one of the largest producers of raw cashews. Only a very small percentage of these cashews, however, are shelled in Africa, with the balance shelled in India, Vietnam and Brazil and then re-exported to consuming markets. This causes low productivity and supply chain inefficiencies that undermine the operation of the sector. For this reason, Kraft is participating in a four-year project called the African Cashew Initiative (ACi) to improve the livelihoods of cashew farmers in Africa. The partnership, led by Deutsche Gesellschaft für Technische Zusammenarbeit (GTZ) GmbH, German Technical Cooperation, provides approximately $50 million in cash and technical project support to train producers and link them with local processing facilities. Kraft is also a member of the African Cashew Alliance (ACA), a separate body aligned with the ACi that promotes African Cashew processing infrastructure by building access to regional finance and technical expertise to allow local business people to set up factories. The ACA runs a technical certification program that works with start-ups to ensure that they are able to consistently produce cashew kernels to export standards and therefore attract top market prices for their production. By helping cashew farmers and processors, we can help reduce the cycle of poverty that plagues the region and help create a sustainable supply of cashews for our business.

We believe that promoting sustainable farming improves crop yields, reduces environmental impacts (including deforestation as applicable), and generally helps to improve the lives of farm workers and their families. With that belief in mind, we have begun initiatives digging deeper into our coffee supply chain. Through industry programs, such as the World Coffee Research Initiative, we are investigating how to optimize the agricultural, environmental and economic longevity of coffee. Using our long-standing relationships in the industry, our coffee initiatives are supporting education and productivity projects that are aimed at enabling farmers to build sustainable futures for their families, while improving their current livelihood and environmental practices.

Company-wide, we are engaged in many other sustainability initiatives, including the following:

- We are working with our suppliers to better understand palm oil supply and sourcing alternatives. Although we purchase a relatively small quantity of palm oil (less than 0.01 percent of worldwide output in 2013), we are in the process of joining the Roundtable for Sustainable Palm Oil (RSPO) and purchasing Green Palm certificates to offset our usage of palm oil products.

- We are members of the Sustainability Council for the Innovation Center for US Dairy and support their work to develop tools and platforms to measure and improve the carbon footprint of milk and milk-derived products across the supply chain.

- We have shared our approach to climate change through the Carbon Disclosure Project ("CDP") since 2004. You can review our historical submissions on CDP's Web site (please note that the information on CDP's Web site is not a part of this Proxy Statement).

In light of our existing efforts, accomplishments and reporting on sustainable agriculture, the preparation of an additional report as requested by this shareholder proposal is unnecessary and not in our shareholders' best interest.

For the foregoing reasons, the Board recommends that you vote AGAINST this proposal.

PROPOSAL 8: SHAREHOLDER PROPOSAL—PROPOSAL REGARDING CATTLE DEHORNING

The People for the Ethical Treatment of Animals, 1536 16th St. NW, Washington, DC 20036, a beneficial owner of 52 shares of Kraft's common stock, is the proponent of the following shareholder proposal and has advised us that a representative will present this proposal at the Annual Meeting.

RESOLVED: that to advance the welfare of cows used for Kraft Food Group's products, shareholders encourage the board to set a policy requiring the company's dairy suppliers to work diligently and with all due haste to phase out the practice of dehorning by selecting for naturally polled, or hornless, cattle.

SUPPORTING STATEMENT: Kraft's dairy suppliers' current practice of dehorning cattle is cruel and inefficient. Consider the following:

- Kraft's dairy suppliers destroy or remove the horns or horn tissue that can develop into horns. Dehorning methods include disbudding and amputation.

- During disbudding, workers commonly bum searing-hot irons into calves' heads. At times, the iron is so hot that it damages the underlying bone of the calves' skulls. Workers may also apply a caustic paste that eats tissue away by chemical action or use knives or other tools to cut horn tissue out of a calf's head.

- During amputation, workers gouge or cut horns out of a calf's head. Tools used include guillotine dehorners, gougers, and embryotomy wires to saw, gouge, or cut out the horn and sometimes the surrounding skin.

- Cows and calves may struggle desperately during dehorning, thrashing, tossing their heads, rearing up, switching their tails, bellowing, and collapsing to the ground-all signs of severe pain and distress. All these procedures are routinely performed without giving the animals any painkillers whatsoever.

- The struggling of calves increases the risk of additional trauma and blood loss. The resulting wounds are also prone to infection and fly larvae infestations. The U.S. Department of

Agriculture reports that among dairy operations using a dehorning procedure that causes bleeding, fewer than half disinfect the equipment before dehorning each calf, increasing the likelihood of disease transmission and infection.

Polled breeding is better for cows' welfare and more efficient. Consider the following benefits:

- Farmers regularly breed their cows to keep them lactating, commonly selecting bull sperm from artificial insemination suppliers. These suppliers now offer high-quality bull sperm that carries the polled gene, which results in hornless cattle.

- The polled gene is dominant, so at least half of a polled bull's offspring will be hornless.

- Farmers can begin taking steps immediately, breeding in polled cattle as part of their regular program of breeding over time. No structural or operational changes are needed.

- Polled breeding is already widespread and has proved effective in the beef industry.

- Eliminating the practice of dehorning saves farmers time, labor, and money, while ending what many admit is the worst job on the dairy farm.

- In a 2005 survey by Ohio State University, 92 percent of those surveyed agreed that it is important that animals on farms be well cared for.

As its competitors work to address issues of cruelty to animals, Kraft has an opportunity to help take the lead on an issue important to consumers instead of falling behind.

We urge shareholders to support this socially and ethically responsible resolution.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

We have long cared about the well-being of animals, and we believe that we are an industry leader in our approach to animal welfare, including with respect to dairy cattle. Kraft has long believed that quality dairy products begin with quality animal care and healthy cows.

Kraft does not own, raise, transport or process any cattle. We want animals to be treated with respect. We purchase milk, cheese and other dairy products from various suppliers across North America, and we take steps to ensure that we are purchasing dairy products from suppliers that treat their cattle in accordance with industry animal care guidelines. We voluntarily established some of the most stringent standards for dairy suppliers in our industry:

- We require Kraft dairy suppliers to either meet or exceed the animal care guidelines outlined in the National Milk Producers Federation's National Dairy FARM Program (the "FARM Program") and the Dairy CARES program. The FARM Program is a nationwide, third party verifiable animal well-being program that was developed by producers, veterinarians and animal care experts with the principles and guidelines provided by the National Dairy Animal Well-Being Initiative. The Dairy CARES Program, which is specific to California farmers, contains similar guidelines with regard to responsible animal care.

- Consistent with the National Milk Producers Federation's resolution, Kraft will require phase-out of tail-docking by 2022, and we encourage early implementation of this new resolution.

- We expect our suppliers to adhere to FARM guidelines. Under these guidelines, producers who administer an analgesic during the disbudding process should be trained by a veterinarian in the procedure and have a standard operating procedure in place. We also discourage dehorning of cattle, and disbudding beyond two months of age.

- We also expect our suppliers to educate staff on proper animal care methods. In identified cases of animal abuse or cruelty, we look to the supplier to deliver swift and decisive actions as appropriate to the situation.

- We expect our suppliers to provide proper nutrition to all animals, as well as regular checks of the dairy herd done by a competent veterinarian to provide preventive and/or medically necessary care.

We believe that it is important to understand that the effects of disbudding are a crucial step in raising cattle. Failure to achieve the effects of disbudding in a dairy cow can put that cow, other animals in the cow's vicinity and people working at the farms in danger of serious injury and other risks.

The proponent advocates that Kraft select only naturally polled or hornless cattle. This is not yet practically feasible for a variety of reasons. Polled cattle, which generally produce less milk than other cattle, only comprise approximately 2% of the nation's dairy cattle. Furthermore, the polling of cattle is still a developing practice with potentially significant side effects that are simply not known or understood at this time. Dairy farmers, the dairy industry and others continue to study polling and other selective breeding processes to determine what is safe for the animals as well as economically feasible for farm families.

To reiterate, Kraft strongly supports the humane treatment of animals. However, we believe that the shareholder proposal is unnecessary and will not result in any additional benefit to our shareholders. Rather, the proposal promotes impractical and imprudent actions that would negatively impact our business and results.

For the foregoing reasons, the Board recommends that you vote AGAINST this proposal.

PROPOSAL 9: SHAREHOLDER PROPOSAL—LAUDATORY RESOLUTION SUPPORTING CERTAIN ANIMAL WELFARE ACTIONS

The Humane Society of the United States, 2100 L Street, NW, Washington, DC 20037, a beneficial owner of at least $2,000 worth of shares of Kraft's common stock, is the proponent of the following shareholder proposal and has advised us that a representative will present this proposal at the Annual Meeting.

BE IT RESOLVED THAT that shareholders express support- via this laudatory resolution- for Kraft's decision to improve animal welfare in its system by working toward higher animal welfare standards in its pork supply chain.

In 2012, Kraft announced, with support from The Humane Society of the United States, that its Oscar Mayer brand will work to phase out from its pork supply chain gestation crates-small cages often used to confine breeding pigs where they can't turn around. These cages have generated criticism from veterinarians, humane organizations, family farmers and others. Nine U.S. states outlaw their use, and more than 50 major food companies have adopted plans to move away from them.

States Kraft Foods Group on its Web site: "We believe quality meat begins with quality animal care. Together with our suppliers and their farm families, we are working to find better ways to keep animals healthy and safe. We are collaborating with animal care experts to find solutions that are better for the animals, feasible for farm families, and maintain or improve the quality of meat at affordable prices for consumers. The Oscar Mayer brand will work with its pork suppliers to transition from traditional gestation stall housing to pregnant sow housing alternatives by the end of 2022. The plan is to source all pork from suppliers who can provide pregnant sow housing that safely allows for greater movement for the animal, while ensuring their comfort."

The Humane Society of the United States-the world's largest animal protection organization- applauded the company for its decision.

By making the decision to move toward higher animal welfare standards in its pork supply chain, Kraft management strengthened its corporate responsibility record while improving conditions for animals in its supply chain, and by voting FOR this simple advisory proposal, shareholders can applaud the company for doing so.

BOARD OF DIRECTORS' STATEMENT REGARDING THE PROPOSAL

Ensuring the humane treatment of animals in our supply chain remains a key priority for Kraft. As the proposal does not request any specific action by Kraft, approval of the resolution will not be deemed to recommend that Kraft take, or refrain from taking, any specific action.

The Board recommends that you vote FOR this proposal.

OTHER MATTERS THAT MAY BE PRESENTED AT THE ANNUAL MEETING

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons named as proxies in the proxy card or voting instruction form to vote on these matters in accordance with their best judgment. The Chairman of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

PROCEDURAL MATTERS AND FREQUENTLY ASKED QUESTIONS

1. When and where is the Annual Meeting?

We will hold the Annual Meeting on Tuesday, May 6, 2014, at 8:30 a.m. CDT at The Glen Club, located at 2901 West Lake Avenue, Glenview, Illinois.

2. Who is entitled to vote at the Annual Meeting?

The Board established March 3, 2014 as the record date (the "Record Date") for the Annual Meeting. Shareholders holding shares of our common stock on the Record Date are entitled to (a) receive notice of the Annual Meeting, (b) attend the Annual Meeting and (c) vote on all matters that properly come before the Annual Meeting. At the close of business on the Record Date, 596,228,271 shares of our common stock were outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3. Why am I receiving these proxy materials?

In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing shareholders entitled to vote at the Annual Meeting with this Proxy Statement, our Form 10-K and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." The proxy materials provide important information about Kraft and describe the voting procedures and the matters to be voted on at the Annual Meeting. You have received the proxy materials because, as of the Record Date, you directly or indirectly held, and had the right to vote, shares of Kraft common stock.

4. What is the difference between registered holders and beneficial holders?

The most common ways in which shareholders hold Kraft stock are:

- directly with our transfer agent, Wells Fargo Bank, N.A. (registered shareholders); and
- indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock (beneficial shareholder or shareholder in street name).

If you hold your shares as a registered shareholder, our transfer agent provides the proxy materials to you and your vote instructs the proxies how to vote your shares.

If you hold your shares in street name as a beneficial shareholder, your broker, bank or other nominee provides the proxy materials to you. Your vote instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares beneficially in an employee benefit plan, your shares are voted by the trustee of the plan in accordance with the plan's governing documents and applicable law.

5. How is Kraft distributing proxy materials?

We are furnishing proxy materials to our shareholders primarily via "Notice and Access" delivery. On or about March 14, 2014, we mailed to our shareholders (other than those who previously requested email or paper delivery), a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy materials via the Internet. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access the proxy materials and vote by going to a secure Web site. If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, you may follow the instructions in the Notice for making this request. The Notice also contains instructions on how you may request to receive an electronic copy of our proxy materials by email on a one-time or ongoing basis.

6. How may I request printed copies of the proxy materials?

We will send printed, paper copies of proxy materials free of charge to any shareholder who requests copies by using one of the following methods:

- By telephone: Call free of charge 1-800-579-1639 in the United States and Canada;

- Via the Internet: Access the Internet and go to *www.proxyvote.com* and follow the instructions to login and order copies; or

- Via e-mail: Send us an e-mail at *sendmaterial@proxyvote.com* with "KRFT Materials Request" in the subject line. Your e-mail must include the following information:

  - the 12-digit control number located in the box in the upper right-hand corner of your Notice;

  - your preference to receive (a) printed materials via mail or (b) an e-mail with links to the electronic materials;

  - an e-mail address; and

  - if you would like this election to apply to the delivery of materials for all future meetings, the word "Permanent" and the last 4 digits of your tax identification number in the e-mail.

These materials are also available at *http://materials.proxyvote.com/50076Q*.

7. What is the quorum requirement?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy.

8. What vote is needed to elect directors?

Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

Under our Guidelines and in accordance with Virginia law, in an uncontested election, if an incumbent director nominated for re-election receives a greater number of votes AGAINST than votes FOR, the director must tender his or her resignation to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation. The director will continue to serve until the Board decides whether to accept the resignation, but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results. In contested elections, the voting standard is a plurality of votes cast.

9. What vote is needed to approve the other proposals?

Approval of each proposal, other than the election of directors, requires the favorable vote of a majority of votes cast. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the matter.

10. How do I vote my shares?

If you are a *registered shareholder*, you may vote:

- via the Internet at *www.proxyvote.com*. The Internet voting system will be available 24 hours a day until 11:59 p.m. EDT on Monday, May 5, 2014;

- by telephone, if you are located within the United States and Canada. Call 1-800-690-6903 (toll-free) from a touch-tone telephone. The telephone voting system will be available 24 hours a day until 11:59 p.m. EDT on Monday, May 5, 2014;

- by returning a properly executed proxy card. We must receive your proxy card before the polls close at the Annual Meeting on Tuesday, May 6, 2014; or

- in person at the Annual Meeting. Please refer to Question 19 below for information regarding attendance at the Annual Meeting.

If you hold your shares in *street name*, you may vote:

- via the Internet at *www.proxyvote.com* (12-digit control number is required), by telephone or by returning a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank or other nominee makes available; or

- in person at the Annual Meeting. To do so, you must request a legal proxy from your broker, bank or other nominee and present it at the Annual Meeting. Please refer to Question 19 below for information regarding attendance at the Annual Meeting.

11. What are broker non-votes?

As described above in Question 4, if you hold your shares beneficially in street name, your vote instructs your broker, bank or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank or other nominee, your nominee has discretion to vote your shares on "routine" matters. The ratification of the selection of the independent auditors (Proposal 3) is the only item on the agenda for the Annual Meeting that is considered routine. If you do not provide voting instructions and your nominee votes your shares, your shares will be counted toward the quorum for the Annual Meeting and voted on Proposal 3, but they will not be voted on the other items on the agenda, resulting in "broker non-votes" with respect to those other items.

12. I am a current/former Kraft employee and have investments in the Kraft Stock Fund(s) of the Kraft Foods Group, Inc. Thrift/TIP 401(k) Plans, the Kraft Canada Optional Pension Plan, the Kraft Canada Employee Savings Plan and/or the Kraft Canada Group Registered Retirement Savings Plan. Can I vote? If so, how do I vote?

Yes, you are entitled to vote, and your proxy card, or control number for voting electronically, includes all shares allocated to your Kraft Stock Fund account(s). Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your Kraft Stock Fund account(s).

In order to direct the plan(s) trustee(s) how to vote the shares held in your Kraft Stock Fund account(s), you must vote these plan shares (whether by Internet, telephone or mailed proxy card) by 11:59 p.m. EDT on May 1, 2014. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the

Employee Retirement Income Security Act of 1974 ("ERISA"). Please follow the instructions for registered shareholders described in Question 10 above to cast your vote. Note, however, that although you may attend the Annual Meeting, you may not vote shares held in your Kraft Stock Fund account(s) at the meeting.

13. May I change or revoke my vote?

Yes. If you are a registered shareholder, any subsequent vote you cast will replace your earlier vote. This applies whether you vote by mailing a proxy card or by telephone or the Internet. You may also revoke an earlier vote by voting in person at the Annual Meeting. Alternatively, you may revoke your proxy by submitting a written revocation to our Corporate Secretary at Kraft Foods Group, Inc., Three Lakes Drive, Northfield, Illinois 60093.

If you hold your shares in street name, you must contact your broker, bank or other nominee for specific instructions on how to change or revoke your vote.

14. Who bears the cost of soliciting votes for the Annual Meeting?

We bear the cost of soliciting your vote. Our directors, officers or employees may solicit proxies or votes in person, by telephone or by electronic communication. They will not receive any additional compensation for these solicitation activities.

We will enlist the help of banks, brokers and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial shareholders) and reimburse those firms for related out-of-pocket expenses.

We retained Georgeson Inc. to aid in soliciting votes for the Annual Meeting for a total fee of $12,500 plus reasonable expenses.

15. What is "Householding"?

Unless you advised otherwise, if you hold your shares in street name and you and other residents at your mailing address share the same last name and also own shares of Kraft common stock in an account at the same broker, bank or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs and helps the environment. Shareholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

A shareholder who wishes to receive a separate copy of the Notice or proxy materials, now or in the future, should submit this request by writing Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-800-542-1061. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request.

If you are a registered shareholder or hold your share in an employee benefit plan, we sent you and each registered or plan shareholder at your address separate Notices or sets of proxy materials.

16. Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers or employees, except (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against us, (b) in the case of a contested proxy solicitation, (c) if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures or (d) as necessary to allow the inspector of election to certify the results.

17. Who counts the votes?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions will act as the inspector of election and will certify the results.

18. How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 12, 2014. The Form 8-K will be available at *http://ir.kraftfoodsgroup.com/sec.cfm* and on the SEC's Web site at *www.sec.gov*.

19. What do I need to do if I would like to attend the Annual Meeting?

If you would like to attend the Annual Meeting, you must have been a shareholder of record on the Record Date and you must obtain an admission ticket in advance. Admission tickets can be printed by accessing Shareholder Meeting Registration at *www.proxyvote.com* and following the instructions provided (you will need the 12-digit control number included on your proxy card, voter instruction form or notice). Requests for admission tickets will be processed in the order in which they are received and must be requested no later than May 1, 2014. If you are unable to print your admission ticket, please promptly send a notification by mail, fax or e-mail as follows:

By mail:	By fax:	By e-mail:
Kraft Foods Group, Inc. c/o Georgeson Inc. Attention: Christopher Cinek 480 Washington Blvd., 26th Floor Jersey City, NJ 07310	(201) 222-4151 Attention: Christopher Cinek	ccinek@georgeson.com

Due to space constraints and other security considerations, we are not able to admit the guests of either shareholders or their legal proxy holders. Seating at the Annual Meeting is available on a first-come, first-served basis. In addition to an admission ticket, you will be asked to present valid government-issued photographic identification, such as a driver's license, to be admitted into the Annual Meeting.

Security measures may include bag search, metal detector and other search. The use of cameras (including cell phones with photographic capabilities), recording devices, smart phones and other electronic devices is strictly prohibited

20. May I ask questions at the Annual Meeting?

Yes. Shareholders may ask questions and make remarks related to the matters being voted on as those matters are presented. The Chairman will address shareholders' questions and comments of a more general nature after the vote has been taken on all items to be voted on at the meeting.

2015 ANNUAL MEETING OF SHAREHOLDERS

We presently anticipate that the 2015 annual meeting of shareholders will be held on or about May 5, 2015.

Under our By-Laws, a shareholder may nominate a candidate for election as a director or propose business for consideration at an annual meeting of shareholders by delivering written notice that contains certain required information to our Corporate Secretary. We must receive this written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. Accordingly, to be considered at the 2015 annual meeting of shareholders, our Corporate Secretary must receive a shareholder's written notice of nomination or proposal on or after December 7, 2014 and on or before January 6, 2015. If we change the date of an annual meeting by more than 30 days from the date of the previous year's annual meeting, then we must receive this written notice no later than 60 days before the date of the annual meeting.

Under SEC Rule 14a-8, a shareholder may submit a proposal for possible inclusion in a proxy statement for an annual meeting of shareholders by submitting the proposal and other required information to our principal executive offices. We must receive the proposal no later than 120 calendar days before the one-year anniversary date of the release date of our Proxy Statement for the previous year's annual meeting. Accordingly, to be considered for inclusion in our 2015 Proxy Statement, we must receive a shareholder's submission of a proposal on or before the close of business on November 14, 2014.

Shareholders should mail all nominations and proposals to our Corporate Secretary at Kraft Foods Group, Inc., Three Lakes Drive, Northfield, Illinois 60093. You may obtain a copy of our By-Laws from our Corporate Secretary by written request to the same address. Our By-Laws are also available on our Web site at *http://ir.kraftfoodsgroup.com/governance.cfm*.

March 14, 2014

Kim K. W. Rucker
Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary





KRAFT FOODS GROUP, INC.
THREE LAKES DRIVE
NORTHFIELD, IL 60093



VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING ADMISSION
In order to attend the meeting, you must obtain an admission ticket by going to the "shareholder meeting registration" link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M66347-P45903   KEEP THIS PORTION FOR YOUR RECORDS

— —

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

KRAFT FOODS GROUP, INC.

The Board of Directors recommends a vote FOR each of the nominees listed in Proposal 1.

1. Election of Directors

	For	Against	Abstain
1a. L. Kevin Cox	☐	☐	☐
1b. Myra M. Hart	☐	☐	☐
1c. Peter B. Henry	☐	☐	☐
1d. Terry J. Lundgren	☐	☐	☐

The Board of Directors recommends a vote FOR Proposals 2 and 3.

	For	Against	Abstain
2. Advisory vote to approve executive compensation.	☐	☐	☐
3. Ratification of the selection of PriceWaterhouseCoopers LLP as our independent auditors for 2014.	☐	☐	☐

For address change/comments, mark here. (see reverse for instructions)		☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

The Board of Directors recommends a vote AGAINST Proposals 4, 5, 6, 7 and 8.

	For	Against	Abstain
4. Shareholder proposal: Cessation of use of corporate funds for political purposes.	☐	☐	☐
5. Shareholder proposal: Application of corporate values in political contributions.	☐	☐	☐
6. Shareholder proposal: Non-recyclable brand packaging report.	☐	☐	☐
7. Shareholder proposal: Sustainable forestry report.	☐	☐	☐
8. Shareholder proposal: Proposal regarding cattle dehorning.	☐	☐	☐

The Board of Directors recommends a vote FOR Proposal 9.

	For	Against	Abstain
9. Shareholder proposal: Laudatory resolution supporting Kraft's animal welfare actions.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date



KRAFT FOODS GROUP, INC.

ANNUAL MEETING OF SHAREHOLDERS

Tuesday, May 6, 2014
8:30 a.m. CDT

The Glen Club
2901 W. Lake Avenue
Glenview, IL 60026

If you would like to attend the Annual Meeting, you must obtain an admission ticket in advance as described in more detail in the Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

M66348-P45903

KRAFT FOODS GROUP, INC.
Annual Meeting of Shareholders
May 6, 2014 8:30 AM
This proxy is solicited by the Board of Directors

This proxy is solicited by the Board of Directors for use at the Annual Meeting on May 6, 2014.

The shares of stock held in your account or in a dividend reinvestment account will be voted as you specify on the reverse side. If no choice is specified, the proxy will be voted "FOR" Proposals 1, 2, 3 and 9, and "AGAINST" Proposals 4, 5, 6, 7 and 8.

By signing the proxy, you revoke all prior proxies and appoint Kim K. W. Rucker and Phuong Lam and each or either of them with full power of substitution, to vote the shares on the matters shown on the reverse side of this card and any other matters which may come before the Annual Meeting or any postponements or adjournments thereof. In addition, if you are a current or former Kraft employee and have investments in the Kraft Stock Fund(s) of the Kraft Foods Group, Inc. Thrift/TIP 401(k) Plans, the Kraft Canada Optional Pension Plan, the Kraft Canada Employee Savings Plan, the Kraft Canada Group Registered Retirement Savings Plan, the Mondelez Global LLC TIP/Thrift 401(k) Plans and/or the Mondelez Canada Inc. Optional Pension Plan (s)/Employee Savings Plan/Retirement Savings Plan on March 3, 2014, you are directing the plan(s) trustee(s) how to vote the shares allocated to your account(s). If your voting instructions are not received by 11:59 p.m. ET on May 1, 2014, as described in the Proxy Statement, the trustee(s) will vote the shares allocated to your Kraft Stock Fund account(s) in the same proportion as the respective plan shares for which voting instructions have been received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). If you are a participant in the Altria Deferred Profit Sharing Plan for Hourly Employees, the Altria Deferred Profit Sharing Plan for Salaried Employees, the Philip Morris International Deferred Profit Sharing Plan or the Miller Coors LLC Employee's Retirement & Savings Plan, you are directing those plans' trustees how to vote the shares allocated to your account(s). If your voting instructions are not received by 11:59 p.m. ET on May 1, 2014, the trustees will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA).

Address changes/comments: _____

_____

(If you noted any address changes/comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side